

The TJX Companies, Inc.

Annual Report 2001

At 2001's year end, The TJX Companies, Inc. operated seven divisions—T.J. Maxx, Marshalls, HomeGoods and A.J. Wright in the United States, Winners and HomeSense in Canada, and T.K. Maxx in Europe. Our target customer is a middle to upper-middle income shopper, who is fashion and value-conscious and fits the same profile as a department store shopper. This is true of all of our concepts, with the exception of A.J. Wright, which targets a more moderate-income market. Our mission is to deliver a rapidly changing assortment of quality, brand name merchandise at prices that are 20-60% less than department and specialty store regular prices, every day.

T.J. MAXX was founded in 1976 and is the largest off-price retailer of apparel and home fashions in the United States, operating 687 stores in 47 states at the end of 2001. Averaging 30,000 square feet, T.J. Maxx sells brand name family apparel, accessories, home fashions, women's shoes, lingerie and fine jewelry.

MARSHALLS was acquired by TJX in 1995 and is the nation's second largest off-price retailer, operating 582 stores in 40 states at 2001's year end. With a product assortment very similar to T.J. Maxx, Marshalls offers a full line of family footwear and a broader men's department. An average Marshalls store is 31,000 square feet.

WINNERS was acquired by TJX as a five store chain in 1990 and has grown into the leading off-price retailer in Canada with 131 stores at 2001's year end. Winners stores average approximately 28,000 square feet and feature off-price designer and brand name women's apparel and shoes, fine jewelry, children's apparel, lingerie, accessories, home fashions and menswear.

T.K. MAXX was launched in 1994, introducing the off-price concept to the United Kingdom. Today, T.K. Maxx is the leading off-price retailer in that country. T.K. Maxx offers great values on family apparel, women's shoes, fine jewelry, lingerie, accessories and home fashions. The average size of a T.K. Maxx store is 26,000 square feet. T.K. Maxx ended 2001 with 101 stores.

HOMEGOODS was introduced in 1992 to expand TJX's presence in the booming home fashions market. HomeGoods offers a broad array of giftware, accent furniture, lamps, rugs, accessories and seasonal merchandise. This chain operates in a stand-alone and superstore format. The superstores couple HomeGoods with T.J. Maxx or Marshalls and are called T.J. Maxx 'N More and Marshalls Mega-Stores. Stand-alone HomeGoods average approximately 29,000 square feet. At 2001's year end, HomeGoods operated 112 stores.

A.J. WRIGHT operates similarly to our other concepts, but targets the moderate income customer. A.J. Wright offers family apparel and footwear, accessories, home fashions, lingerie and costume jewelry. This business was launched in 1998 and, at 2001's year end, operated 45 stores. A.J. Wright stores average 26,000 square feet.

HOMESENSE, launched in 2001, introduced the home fashions off-price concept to Canada. Similar to the HomeGoods concept, HomeSense offers customers a wide selection of cookware, linens, rugs, accent furniture and seasonal items. At 2001's year end, HomeSense operated 7 stores. HomeSense stores average 23,000 square feet.

We dedicate this 2001 Annual Report to our beloved TJX associates lost in the tragic events of September 11. As America was forever changed on that day, so was the TJX family. We will never forget these women; they left behind families who loved them, co-workers who looked up to them and friends who laughed with them. Each of our lost associates was unique in her own right. Yet all seven shared youth, spirit and dedication to their families and their careers. It is with honor, pride and love that we remember them.

Christine Barbuto

Neilie Casey

Tara Creamer

Linda George

Lisa Fenn Gordenstein

Robin Kaplan

Susan MacKay

In these turbulent times which have contributed to a recessionary environment, we believe it is important to articulate the reasons why we, at The TJX Companies, are confident in our ability to continue to grow and prosper. Thus, we have outlined in this annual report the key factors that give us our confidence: the flexibility of our off-price concept, our solid track record, our strong organization, the power of our brands, our financial strength and our clear direction for future growth.

To our fellow shareholders:

There is no question that the events of September 11 defined the year 2001 for our Company, for our nation and for the world. With the loss of seven of our beloved associates, to whom we have dedicated this report, the pain of the terrorist attacks for our Company was very personal. Before we begin a discussion of our business, we would like to take this opportunity to express our deep appreciation for the outpouring of support that we received from our associates, customers, shareholders, business partners and the community at large. We were, and continue to be buoyed by how many people came forth to give support and let us know they care. This unprecedented generosity of spirit has helped to reinforce our faith in the goodness in our world.

SOLID RESULTS IN DIFFICULT TIMES Against the difficult backdrop of 2001, we can be especially proud of our many achievements. We expanded the store base for each of our six concepts, launched a new business, expanded our distribution network and continued to apply the disciplined buying and inventory liquidity practices that have helped to make us the world's leading off-price retailer.



DILUTED EARNINGS
PER SHARE
(CONTINUING OPERATIONS)

The TJX Companies produced a solid 12% growth in revenue in 2001 with net sales reaching $10.7 billion, meeting our expectations. Our sizable revenue base continues to afford our Company great leverage in virtually every aspect of our business. Consolidated comparable store sales met our goal with 3% growth in 2001. Income from continuing operations for the year was $540 million and diluted earnings per share were $1.94, a 4% increase over last year. While our earnings fell short of our goals, we achieved an after-tax return on average shareholders' equity from continuing operations of 42%. Given the poor economy and highly promotional retail environment, we believe that our 2001 results present another example of the ability of our off-price concept to hold up well in both difficult and strong environments.

GROWTH OF OUR BUSINESS The growth of our consolidated store base by 12% in 2001 was a key component of our achievements. We successfully netted 172 new stores across all divisions to end the year with 1,665 stores and our new stores performed extremely well.

Shoppers throughout the U.S. welcomed a new generation of T.J. Maxx, Marshalls, HomeGoods and A.J. Wright stores with enthusiasm. Together, T.J. Maxx and Marshalls, known internally as The Marmaxx Group, netted 73 new stores to end the year with 1,269 stores. HomeGoods ended the year with 112 stores, having added 31 stores during the year and increasing its store base by 38%. A.J. Wright's store base increased to 45, an 80% increase over last year, with the opening of 20 new stores in 2001. In Canada, our customer following grew with the opening of 14 new Winners stores which brought that chain to 131 stores at year end. In addition, we introduced to Canada our newest home fashions concept, HomeSense, with seven stores. Within the United Kingdom and Ireland, we brought 30 new T.K. Maxx stores to a growing base of loyal customers, increasing the chain's size by 36% and bringing it to 101 stores. To support this expanded base of stores, we successfully brought new major distribution centers on board for The Marmaxx Group as well as for HomeGoods, and increased our consolidated distribution center network by over two million square feet.

DIVISIONAL PERFORMANCE Our T.J. Maxx and Marshalls stores, comprising the core of our business, continue to set the pace in off-price retailing. In 2001, total sales for The Marmaxx Group increased by 8% to reach $8.9 billion and comparable store sales increased by 3%. Operating income was $894 million, 4% above last year, and operating margin was 10.1%. Results at Marmaxx were driven by excellent inventory liquidity management which entails maintaining large open-to-buy positions. This once again enabled us to take advantage of the best opportunities in the marketplace and pass great values on to our customers.

At Winners in Canada, sales in 2001 grew by 17% over the prior year to $661 million and comparable store sales increased by 6% in local currency over last year. Operating income was $59 million and operating margin was 8.9%,

both below last year's record results. Winners' results were dampened by inventory liquidity challenges during the year. Having worked through these challenges as the year progressed, Winners ended the year with inventories in excellent condition. New stores at Winners continued to perform very well and we remain upbeat about this division's prospects. In addition, the Winners organization did an excellent job in launching HomeSense, which is patterned after HomeGoods. HomeSense significantly exceeded its first year sales goals and has received rave reviews in Canada.

T.K. Maxx continued to broaden its customer base in the United Kingdom and Ireland in 2001. Sales grew by 34% over last year, reaching $521 million and comparable store sales increased 5% in local currency. Operating income was $13 million and operating margin was 2.5%. T.K. Maxx did not meet its sales or profit objectives in 2001, largely due to inventory liquidity issues. That said, this division ended the year in a good inventory position. With planned improvement in gross margin and the greater leverage on overhead costs that we are achieving as T.K. Maxx expands, we are very confident in T.K. Maxx's prospects for continued growth and success.

HomeGoods, which delivers a broad assortment of home fashions at off-price values, continued to garner great customer response in 2001. Sales at HomeGoods reached $507 million, an increase of 61% over last year and comparable store sales increased 7%. Operating income was $4 million, slightly below last year. We were particularly pleased with the performance of our superstore concepts, which couple HomeGoods with T.J. Maxx or Marshalls apparel. Although HomeGoods did not meet its divisional targets in 2001, this division entered the new year in an excellent inventory position. HomeGoods continues to be extremely popular with our customers and we are bullish about this exciting concept.

A.J. Wright continued to expand our reach by bringing the off-price concept to the more moderate-income shopper. In 2001, A.J. Wright's sales grew by 89% with comparable store sales increasing 18% over a 19% increase last year. New stores continued to open very successfully and we remain very optimistic about this young chain's growth prospects within its under-served market segment.

SOLID FINANCIAL FOOTING Our continued success in generating sizable excess cash from operations enabled us to support the substantial growth of all TJX divisions. It also continued to provide us with the ability to increase shareholder value through our aggressive share buyback program. During 2001, we purchased $424 million of TJX stock, retiring 13.2 million shares. We plan to continue our aggressive share buyback program in 2002 and beyond.

With our strong balance sheet, as well as exceptional cash flows and returns on invested capital, we look forward to continued growth. In 2002, we plan to increase our consolidated store base by a net of 184 stores. Additionally, we expect to generate comparable store sales growth of approximately 3%, increase our overall revenues by about 12% and realize even higher annual growth in earnings per share in 2002. We also expect to achieve significant annual growth in earnings over the next several years.

CONFIDENCE IN OUR FUTURE In conclusion, we wish to acknowledge and thank all of our 89,000 associates for their dedication, energy and spirit, especially in such an extraordinary year as 2001. Our organization was tested as it had never been before. We learned to what extent TJX really is a family and how, like any family, we can rise to the occasion and together find strength to face our challenges and resiliency to achieve our goals. With the difficulties of 2001 behind us, we believe the future is bright for America and for our Company.

Respectfully,



Bernard Cammarata
Chairman of the Board



Edmond J. English
President and Chief Executive Officer





(\$ IN MILLIONS)

1000
800
600
400
200
0

83   86   88   90   92   94   96   98   00   02

(FYE)

CONSOLIDATED OPERATING INCOME

Our off-price concept

TJX makes this promise to its customers: we offer compelling values—*every* day. Our customers can expect a rapidly changing assortment of brand name merchandise at prices substantially lower than typical department and specialty store prices each time they visit any of our stores. While we may not always have a particular item in every size and color, we do promise quality and fashion at a great price.

The key to our ability to keep our promise to our customers is the flexibility that is built into our off-price business model. For example, our buyers are not confined by traditional seasonal schedules. Instead, they practice "opportunistic" buying, which means they are continuously scouring the market-place for the best values. And, because we deliberately maintain large open-to-buy inventory positions, when great values become available, we are ready to buy. This flexibility enables us to take advantage of opportunities that might otherwise be lost if we did not operate with this strategy.

Flexibility is also at the heart of our distribution network and store layouts. Our planning and allocation systems ensure that the merchandise mix sent to each store is fresh and exciting. Our distribution centers are equipped to receive, process and ship enormous amounts of merchandise quickly and efficiently. Our stores are also designed to adapt to the merchan-dise, rather than the other way around. Departments can easily expand or contract to accommodate a brand name or category focus, depending on the merchandise arriving at the store.

With flexibility built into our business practices, stores and systems, we are able to turn the merchandise in our stores rapidly, delivering a unique and fresh assortment to our customers each time they visit. This, in turn, provides our customers with a positive shopping experience which encourages frequent visits and crossover shopping to other TJX stores.





...flexibility at
its core







Our track
record





12
10
8
6
4
2
0

($ IN BILLIONS)

| 83 | 86 | 88 | 90 | 92 | 94 | 96 | 98 | 00 | 02 |

(FYE)

CONSOLIDATED NET SALES

17 9 4 10 6 10 5 1 6 2 5 2 0 -2 7 6 5 5 2 3

CONSOLIDATED COMPARABLE STORE SALES %



…standing the test of time

Having launched the T.J. Maxx off-price concept in 1976, we have navigated successfully through many business and economic cycles. Like the vast majority of retailers, we benefit most when the economy is healthy. However, unlike many traditional retailers, the fundamentals of our off-price business model give us great resiliency during economic downturns. Our performance in 2001 is an excellent example of how TJX can successfully manage through economic contraction, political turmoil and an extremely competitive retail environment.

In 2001, we were challenged by a soft economy, as well as the psychological impact of the War on Terrorism. Our fourth quarter of 2001 is as good an example as we have seen of how well our Company stands up and outperforms its industry in difficult times. During this period, we posted a 6% comparable store sales increase and earnings per share from continuing operations rose 17%. Looking back to the Gulf War in the first part of 1991, our comparative store sales were also strong, reaching 5% in the first quarter and 4% in the second quarter of that year. If we look to past periods of economic weakness, such as the recessions of the early 1980's and early 1990's, our sales and earnings results also held up well during those periods.

TJX's singular focus of providing excellent value, every day, is always attractive to consumers. In a weaker economy, it has even more allure because consumers become more value-conscious. Thus, during difficult times, our stores find broader appeal among our target customers; department and specialty store shoppers continue to shop, but seek the better values that we provide. When the economy strengthens, we tend to keep our newly converted shoppers as loyal fans because they have come to rely on the shopping convenience and the compelling everyday values at TJX.





Our organization

Off-price buying is both a skill and an art. It demands discipline and know-how, as well as an instinct for market dynamics. As the leaders in off-price retailing, we have developed an organization that we believe is the best in the business.

Our buyers, who today number close to 300, receive years of specialized training to develop the skills needed to be an off-price buyer. The "art" comes as they develop the ability to read the market and act only when the timing and opportunities are right. Our entire merchandising group, which includes buyers as well as our planning and allocations group, is over 900 strong. Understanding the pulse of the off-price marketplace, this important area of our organization gives us a huge leg up on our competition.

We are indeed proud of every part of our organization. Be it store operations, distribution, systems groups or administrative functions, our associates, highly trained in the unique aspects of our off-price business, are our greatest asset. In addition, the operating platform is virtually the same for all of our divisions, giving us the ability to share expertise and transfer individuals from one business unit to another. With this ability to lever our resources, we have a significant edge in growing our existing businesses and bringing new businesses into the TJX fold.

We are committed to developing managers who are not only knowledgeable about our business, but also leaders within the organization. We encourage them to be mentors so they will be proactive in developing associates for the next level of responsibility. This ensures that we will have the talent and experience within the organization to grow our Company aggressively and successfully.

TJX has a strong corporate culture which places the highest value on integrity and the treatment of all people with dignity, respect and caring. This culture helps to make our Company a desirable place to work where associates can master the skill sets required by off-price retailing. Over time, we have created an organization with deep resources of talent in which many associates at every level of management measure their experience with TJX in decades.





...the best
in the business





The power
of our brands









(STORES)

2000
1500
1000
500
0

83 86 88 90 92 94 96 98 00 02

(FYE)

CONSOLIDATED STORE COUNT



…a major competitive edge

Among TJX's most valuable assets is the equity we have built into our brands—T.J. Maxx, Marshalls, HomeGoods and A.J.Wright in the United States, Winners and HomeSense in Canada and T.K. Maxx in the United Kingdom and Ireland. For our customers, these brands are synonymous with *value*—which is represented by the wide selection and rapidly changing assortments of brand name merchandise offering the combination of fashion, quality and price.

We believe that a satisfied customer who shares her shopping experience with family and friends provides our most powerful form of publicity. Many of our loyal customers were first introduced to us by word-of-mouth. We, in turn, enjoy true brand loyalty from a growing base of dedicated customers. Because our brands are so strong, TJX is able to spend far less than the industry average on advertising specials or promotions. Instead, our advertising campaigns are designed to keep our stores at the top of our customers' minds as places to find great bargains on quality merchandise. The T.J. Maxx and Marshalls websites also reinforce our brands, enabling customers to find out about the latest fashion trends and sign up for notification of great buys that will be coming to our stores.

The TJX corporate brand is known and respected by vendors around the world. We place a great deal of emphasis on building strong relationships with our service and product suppliers which are key to our ability to consistently deliver excellent values in brand name apparel and unique home fashions to our customers. Today, our merchandise vendor community is over 9,000 and growing. With TJX's expanding influence and powerful brand recognition comes greater opportunity to source exciting merchandise at excellent values from all corners of the world.



1000
800
600
400
200
0

($ IN MILLIONS)

| 98 | 99 | 00 | 01 | 02 |

(FYE)

SELECTED CASH FLOW DATA

NET CASH FROM
OPERATING ACTIVITIES ▪

PROPERTY ADDITIONS ▪





Our strong financial picture

Underlying our ability to grow and prosper is our extremely strong financial foundation. The strength of our balance sheet is recognized by our investment grade credit rating which is very valuable in our vendor relationships. Additionally, paying our vendors on a timely basis is central to the way we conduct business.

TJX continues to produce returns on equity and assets that far surpass industry averages. In 2001, our after-tax return on average shareholders' equity from continuing operations was 42% and our return on average assets was 17%. Over the past five years, our return on shareholders' equity has averaged 39% and our return on assets has averaged 16%.

We generate a significant amount of excess cash from operations which enables us to internally fund the growth of our business. Our new stores continue to render excellent returns on investment. At The Marmaxx Group, the economics of opening new stores are extremely favorable and new stores are profitable in their first year of operation. At our younger, faster growing businesses, new stores also perform extremely well. At these divisions, profitability will increase as store bases expand and continue to lever central costs.

Our excellent cash flow also enables us to increase shareholder value through an aggressive share buyback program. In 2001, we repurchased 13.2 million TJX shares for a total of $424 million. Over the past four years, we have spent $1.8 billion buying back TJX stock and have retired 74.6 million shares.

We have always pursued policies and practices of financial strength and conservatism and this conservative posture has served us well throughout our history as a Company. In these uncertain times, these important aspects of our business give us another reason to be confident in our future success.





...support for
our goals



The off-price leader







	STORES FYE 02	GROWTH POTENTIAL
MARMAXX	1,269	1,800
WINNERS	131	180
HOMESENSE	7	60-80
T.K. MAXX	101	250-550
HOMEGOODS	112	650
A.J. WRIGHT	45	1,000+
TJX TOTAL	**1,665**	**4,260**

STORE BASE

STORES FYE 02 ■   GROWTH POTENTIAL ■





…with great growth potential

Operating 1,665 stores at the end of 2001, TJX is the leading off-price apparel and home fashions retailer in the U.S. and worldwide. Each of our seven store concepts represents a unique and economically beneficial growth vehicle for TJX. Our marketing data shows that when Marshalls and T.J. Maxx are located near one another, customers tend to shop both stores because they find unique shopping experiences in each. We have observed a similar dynamic when HomeGoods is placed close to a T.J. Maxx, a Marshalls, or both. This crossover shopping is especially advantageous for TJX because it provides multiple opportunities for us to establish our stores in desirable locations, close to where our customers live. Further, with our size, reach and financial strength, we enjoy a substantial amount of leverage in finding choice real estate. Today, only about 20% of our T.J. Maxx and Marshalls stores are located in close proximity to one another; therefore, we continue to have significant growth opportunity with these more mature businesses.

Having gained valuable insights into the tastes, shopping habits and preferences of international consumers, we are one of the few U.S. retailers to successfully take its concept beyond U.S. borders. We have seen an ever-growing appetite for the off-price shopping experience in Canada with our Winners stores. In 2001, we capitalized upon this demand by launching HomeSense, an off-price home fashions concept. We have also captured the attention of customers in the United Kingdom and Ireland, which has spurred us to expand our T.K. Maxx chain aggressively in these markets. We continue to build a buying organization in Europe and believe that the continent will play a key role in our longer term growth.

A.J. Wright continues to successfully tap into the moderate-income segment of the population. Prior to the debut of A.J. Wright in 1998, this large segment had gone under-served by off-price concepts. We are confident in the growth potential of this very young chain and estimate that, long term, its potential is to operate at least 1,000 stores.

On a consolidated basis, TJX expects to net 184 new stores in 2002 and approximately 200 additional stores in each of the next several years. With many existing and new markets worldwide in which to expand our presence, we are excited about our ability to grow TJX's store base to more than 4,000 stores over the next decade.



Our communities
...a strong connection

In 2001, our focus continued to be the support of charitable causes that center around children and families in the communities in which we live. To that end, The TJX Foundation, along with our divisions, supported over 730 non-profit organizations worldwide. Some of the programs that received divisional support were the T.J. Maxx-sponsored Save the Children and Zink the Zebra Foundation, the Marshalls-sponsored Family Violence Prevention Fund, the Winners-sponsored The Sunshine Foundation, the HomeGoods-sponsored Jimmy Fund, the T.K. Maxx-sponsored NCH, one of the United Kingdom's leading children's charities and the A.J. Wright-sponsored Boys and Girls Clubs of America.

We continued to support the American Red Cross disaster relief efforts, including aid to families of the victims of the World Trade Center tragedy, and participated in several blood drives. We also supported the Massachusetts food pantry and oil heat fund.

Our work in the community goes far beyond monetary donations. The goodwill that we generate cannot be measured in dollars and cents. TJX associates donate their time and energy for many great causes throughout the year. For example, our associates participate in the annual Walk for the Cure to raise awareness and funding for the Juvenile Diabetes Foundation. We are also a major supporter of the Jimmy Fund Walk-A-Thon. We estimate that over 10,000 associates across all TJX divisions take part in company-sponsored events each year.

TJX continues to be a major contributor and trailblazer in the innovative Welfare-to-Work program. Since the beginning of our participation in 1997, we have hired over 26,000 individuals from the welfare system. We believe that, as an upstanding corporate citizen, we have an obligation to help people move from the welfare rolls into private sector jobs where they can be productive and independent. We also champion cultural diversity through our hiring programs, our community outreach programs and our vendor relationships that cultivate minority and women-owned suppliers.

We believe that through involvement with our communities, we develop a better understanding of the needs of our customers, our associates and all those who surround us. By responding to those needs, we become stronger as individuals and, therefore, as a Company.

Selected Financial Data (Continuing Operations)

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	FISCAL YEAR ENDED JANUARY				
	2002	2001	2000	1999	1998
					(53 weeks)
Income statement and per share data:					
Net sales	$10,708,998	$9,579,006	$8,795,347	$7,949,101	$7,389,069
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 540,397	$ 538,066	$ 526,822	$ 433,202	$ 306,592
Weighted average common shares for diluted earnings per share calculation	278,133,862	289,196,228	317,790,764	334,647,950	349,612,184
Diluted earnings per share from continuing operations before extraordinary item and cumulative effect of accounting change	$1.94	$1.86	$1.66	$1.29	$.88
Cash dividends declared per share	$ .18	$ .16	$ .14	$ .12	$.10
Balance sheet data:					
Cash and cash equivalents	$ 492,776	$ 132,535	$ 371,759	$ 461,244	$ 404,369
Working capital	800,916	537,185	532,017	663,902	648,918
Total assets	3,595,743	2,932,283	2,804,963	2,760,127	2,636,310
Capital expenditures	449,444	257,005	238,569	207,742	192,382
Long–term obligations[1]	702,379	319,372	319,367	220,344	221,024
Shareholders' equity	1,340,698	1,218,712	1,119,228	1,220,656	1,164,092
Other financial data:					
After–tax return on average shareholders' equity	42.2%	46.0%	45.0%	36.3%	26.8%
Total debt as a percentage of total capitalization[2]	34.4%	22.7%	27.3%	15.3%	17.3%
Stores in operation at year end:					
T.J. Maxx	687	661	632	604	580
Marshalls	582	535	505	475	461
Winners	131	117	100	87	76
T.K. Maxx	101	74	54	39	31
HomeGoods	112	81	51	35	23
A.J. Wright	45	25	15	6	–
HomeSense	7	–	–	–	–
Total	1,665	1,493	1,357	1,246	1,171

17

(1) Includes long–term debt and obligation under capital lease.
(2) Total capitalization includes shareholders' equity, short–term debt, long–term debt, capital lease obligation and current maturities thereon.

Consolidated Statements of Income

	FISCAL YEAR ENDED		
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Net sales	$10,708,998	$9,579,006	$8,795,347
Cost of sales, including buying and occupancy costs	8,122,922	7,188,124	6,579,400
Selling, general and administrative expenses	1,686,389	1,503,036	1,354,665
Interest expense, net	25,643	22,904	7,345
Income from continuing operations before income taxes and cumulative effect of accounting change	874,044	864,942	853,937
Provision for income taxes	333,647	326,876	327,115
Income from continuing operations before cumulative effect of accounting change	540,397	538,066	526,822
(Loss) from discontinued operations, net of income taxes	(40,000)	–	–
Income before cumulative effect of accounting change	500,397	538,066	526,822
Cumulative effect of accounting change, net of income taxes	–	–	(5,154)
Net income	$ 500,397	$ 538,066	$ 521,668
Basic earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$1.96	$1.87	$1.67
Net income	$1.82	$1.87	$1.66
Weighted average common shares — basic	275,323,741	287,440,637	314,577,145
Diluted earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$1.94	$1.86	$1.66
Net income	$1.80	$1.86	$1.64
Weighted average common shares — diluted	278,133,862	289,196,228	317,790,764
Cash dividends declared per share	$ .18	$ .16	$ .14

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets

IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 492,776	$ 132,535
Accounts receivable, net	69,209	61,845
Merchandise inventories	1,456,976	1,452,877
Prepaid expenses and other current assets	84,962	74,690
Current deferred income taxes, net	12,003	43,997
Total current assets	2,115,926	1,765,944
Property at cost:		
Land and buildings	144,958	133,714
Leasehold costs and improvements	880,791	704,011
Furniture, fixtures and equipment	1,210,366	984,848
	2,236,115	1,822,573
Less accumulated depreciation and amortization	1,076,196	914,590
	1,159,919	907,983
Property under capital lease, net of accumulated amortization of $1,489	31,083	–
Other assets	83,139	69,976
Non–current deferred income taxes, net	26,575	3,394
Goodwill and tradename, net of amortization	179,101	184,986
Total Assets	$3,595,743	$2,932,283
Liabilities		
Current liabilities:		
Current installments of long–term debt	$ –	$ 73
Obligation under capital lease due within one year	1,244	–
Short–term debt	–	39,000
Accounts payable	761,546	645,672
Accrued expenses and other current liabilities	552,220	544,014
Total current liabilities	1,315,010	1,228,759
Other long–term liabilities	237,656	165,440
Obligation under capital lease, less portion due within one year	30,336	–
Long–term debt, exclusive of current installments	672,043	319,372
Commitments and contingencies	–	–
Shareholders' Equity		
Common stock, authorized 1,200,000,000 shares, par value $1, issued and outstanding 271,537,653 and 280,378,675 shares, respectively	271,538	280,379
Additional paid–in capital	–	–
Accumulated other comprehensive income (loss)	(6,755)	(3,288)
Retained earnings	1,075,915	941,621
Total shareholders' equity	1,340,698	1,218,712
Total Liabilities and Shareholders' Equity	$3,595,743	$2,932,283

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

	FISCAL YEAR ENDED		
IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Cash flows from operating activities:			
Net income	$500,397	$538,066	$521,668
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Loss from discontinued operations, net of tax	40,000	–	–
Cumulative effect of accounting change	–	–	5,154
Depreciation and amortization	204,081	175,781	160,466
Property disposals and impairments	6,832	4,559	4,624
Tax benefit of employee stock options	30,644	15,941	11,736
Deferred income tax provision (benefit)	35,230	(24,235)	1,790
Changes in assets and liabilities:			
(Increase) in accounts receivable	(7,615)	(6,501)	(8,137)
(Increase) in merchandise inventories	(13,292)	(232,031)	(26,856)
(Increase) in prepaid expenses and other current assets	(1,273)	(12,083)	(15,519)
Increase (decrease) in accounts payable	120,770	34,158	(2,747)
Increase (decrease) in accrued expenses			
and other liabilities	16,054	69,134	(35,673)
Other, net	(19,382)	(6,026)	(21,282)
Net cash provided by operating activities	912,446	556,763	595,224
Cash flows from investing activities:			
Property additions	(449,444)	(257,005)	(238,569)
Issuance of note receivable	(5,402)	(23,100)	(5,848)
Proceeds from sale of other assets	–	9,183	–
Net cash (used in) investing activities	(454,846)	(270,922)	(244,417)
Cash flows from financing activities:			
Proceeds from borrowings of short–term debt, net	–	39,000	–
Proceeds from borrowings of long–term debt	347,579	–	198,060
Principal payments on long–term debt	(73)	(100,203)	(695)
Payments on short–term debt	(39,000)	–	–
Payments on capital lease obligation	(992)	–	–
Proceeds from sale and issuance of common stock, net	65,202	26,101	9,312
Cash payments for repurchase of common stock	(424,163)	(444,105)	(604,560)
Cash dividends paid	(48,290)	(44,693)	(42,739)
Net cash (used in) financing activities	(99,737)	(523,900)	(440,622)
Effect of exchange rate changes on cash	2,378	(1,165)	330
Net increase (decrease) in cash and cash equivalents	360,241	(239,224)	(89,485)
Cash and cash equivalents at beginning of year	132,535	371,759	461,244
Cash and cash equivalents at end of year	$492,776	$132,535	$371,759

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity

IN THOUSANDS	COMMON STOCK, PAR VALUE $1	ADDITIONAL PAID–IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
Balance, January 30, 1999	$322,141	$ –	$(1,529)	$ 900,044	$1,220,656
Comprehensive income:					
Net income	–	–	–	521,668	521,668
Gain due to foreign currency translation adjustments	–	–	1,134	–	1,134
(Loss) on net investment hedge contracts	–	–	(905)	–	(905)
Unrealized (loss) on securities	–	–	(133)	–	(133)
Total comprehensive income					521,764
Cash dividends declared on common stock	–	–	–	(43,716)	(43,716)
Common stock repurchased	(23,578)	(20,368)	–	(557,314)	(601,260)
Issuance of common stock under stock incentive plans and related tax benefits	1,416	20,368	–	–	21,784
Balance, January 29, 2000	299,979	–	(1,433)	820,682	1,119,228
Comprehensive income:					
Net income	–	–	–	538,066	538,066
(Loss) due to foreign currency translation adjustments	–	–	(11,860)	–	(11,860)
Gain on net investment hedge contracts	–	–	11,547	–	11,547
Minimum pension liability adjustment	–	–	(1,675)	–	(1,675)
Reclassification of prior unrealized loss on securities	–	–	133	–	133
Total comprehensive income					536,211
Cash dividends declared on common stock	–	–	–	(45,266)	(45,266)
Common stock repurchased	(22,233)	(40,736)	–	(371,861)	(434,830)
Issuance of common stock under stock incentive plans and related tax benefits	2,633	40,736	–	–	43,369
Balance, January 27, 2001	280,379	–	(3,288)	941,621	1,218,712
Comprehensive income:					
Net income	–	–	–	500,397	500,397
Cumulative effect of accounting change (SFAS No. 133)	–	–	(1,572)	–	(1,572)
(Loss) due to foreign currency translation adjustments	–	–	(8,185)	–	(8,185)
Gain on net investment hedge contracts	–	–	8,190	–	8,190
Minimum pension liability adjustment	–	–	(2,151)	–	(2,151)
Amounts reclassified from other comprehensive income to net income	–	–	251	–	251
Total comprehensive income					496,930
Cash dividends declared on common stock	–	–	–	(49,295)	(49,295)
Common stock repurchased	(13,168)	(94,187)	–	(316,808)	(424,163)
Issuance of common stock under stock incentive plans and related tax benefits	4,327	94,187	–	–	98,514
Balance, January 26, 2002	$271,538	$ –	$(6,755)	$1,075,915	$1,340,698

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

A. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. (TJX) include the financial statements of all of TJX's subsidiaries, including its foreign subsidiaries, all of which are wholly owned. All of TJX's activities are conducted within its subsidiaries and are consolidated in these financial statements. All intercompany transactions have been eliminated in consolidation. The notes pertain to continuing operations except where otherwise noted.

FISCAL YEAR: TJX's fiscal year ends on the last Saturday in January. The fiscal years ended January 26, 2002 (fiscal 2002), January 27, 2001 and January 29, 2000 each included 52 weeks.

USE OF ESTIMATES: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. TJX considers the more significant accounting policies that involve management estimates and judgments to be those relating to inventory valuation, accounting for taxes and to reserves for discontinued operations. Actual results could differ from those estimates.

REVENUE RECOGNITION: TJX records revenue at the time of sale and receipt of merchandise by the customer, net of a reserve for estimated returns. TJX estimates returns based upon its historical experience.

CASH, CASH EQUIVALENTS AND SHORT–TERM INVESTMENTS: TJX generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. TJX's investments are primarily high–grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value. During September 1999, TJX received 693,537 common shares of Manulife Financial Corporation (Manulife). The shares reflected ownership interest in the demutualized insurer due to policies held by TJX. These securities were recorded at market value upon receipt resulting in an $8.5 million pre–tax gain. TJX classified the Manulife common shares as available–for–sale at January 29, 2000 and included them in other current assets on the balance sheets. During fiscal 2001, TJX sold the Manulife shares for $9.2 million and realized a gain of $722,000. Available–for–sale securities are stated at fair market value with unrealized gains or losses, net of income taxes, included as a component of accumulated other comprehensive income (loss). Gains or losses are included in net income when the securities are sold, disposed of or permanently impaired, resulting in a related reclassification adjustment to accumulated other comprehensive income (loss).

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. TJX uses the retail method for valuing inventories on the first–in first–out basis. TJX almost exclusively utilizes a permanent markdown strategy and lowers the cost value of the inventory at the time the retail prices are lowered in its stores.

INTEREST: TJX's interest expense, net was $25.6 million, $22.9 million and $7.3 million in fiscal years 2002, 2001 and 2000, respectively. Interest expense is presented net of interest income of $15.0 million, $11.8 million and $13.1 million in fiscal years 2002, 2001 and 2000, respectively. TJX capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the related assets. TJX capitalized interest of $222,000 and $311,000 in fiscal 2002 and 2001, respectively. No interest was capitalized in fiscal 2000.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, TJX provides for depreciation and amortization of property by the use of the straight–line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term (typically 10 years) or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Depreciation and amortization expense for property was $183.1 million for fiscal year 2002, $169.1 million for fiscal year 2001, and $154.2 million for fiscal year 2000. Amortization expense for property held under a capital lease was $1.5 million in fiscal year 2002. Maintenance and repairs are charged to expense as incurred. Significant costs incurred for internally developed software are capitalized and amortized over three to five years. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized to interest expense over the lives of the related debt issues or to the first date the holders of the debt may request TJX to repurchase such debt. Pre–opening costs are expensed as incurred.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in TJX's former 83%–owned subsidiary acquired in fiscal 1990 and represents goodwill associated with the T.J. Maxx chain. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners acquired by TJX in fiscal 1991. Goodwill, net of amortization, totaled $71.4 million and $74.1 million as of January 26, 2002 and January 27, 2001, respectively, and is being amortized over 40 years on a straight–line basis. Annual amortization of goodwill was $2.6 million in fiscal years 2002, 2001 and 2000. Cumulative amortization as of January 26, 2002 and January 27, 2001 was $32.9 million and $30.3 million, respectively.

Tradename is the value assigned to the name "Marshalls" as a result of TJX's acquisition of the Marshalls chain in fiscal 1996. The value of the tradename was determined by the discounted present value of assumed after–tax royalty payments, offset by a reduction for its pro–rata share of the total negative goodwill acquired. The final purchase price allocated to the tradename amounted to $128.3 million. The tradename is being amortized over 40 years. Amortization expense was $3.2 million for fiscal years 2002, 2001 and 2000. Cumulative amortization as of January 26, 2002 and January 27, 2001 was $20.6 million and $17.4 million, respectively.

Effective with the fiscal year ended January 25, 2003, TJX will no longer amortize goodwill or the Marshalls tradename due to a change in accounting for intangible assets as discussed under "New Accounting Standards" below.

IMPAIRMENT OF LONG–LIVED ASSETS: TJX periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values. An impairment exists when the undiscounted cash flow of an asset is less than the carrying cost of that asset. Store by store impairment analysis is performed, at a minimum, on an annual basis. TJX recorded an impairment loss of $3.1 million in fiscal 2001 as a component of the $6.3 million estimated cost of closing its three T.K. Maxx stores in the Netherlands.

ADVERTISING COSTS: TJX expenses advertising costs as incurred. Advertising expense was $128.5 million, $121.8 million and $114.7 million for fiscal years ended 2002, 2001 and 2000, respectively.

EARNINGS PER SHARE: All earnings per share amounts refer to diluted earnings per share unless otherwise indicated. All historical earnings per share amounts reflect the June 1998 two–for–one stock split.

FOREIGN CURRENCY TRANSLATION AND RELATED HEDGING ACTIVITY: TJX's foreign assets and liabilities are translated at the year–end exchange rate. Activity of the foreign operations that affect the statements of income and cash flows are translated at the average exchange rates prevailing during the year. A large portion of TJX's net investment in foreign operations is hedged with foreign currency forward contracts and swap agreements. The translation adjustments associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of accumulated other comprehensive income (loss). Cumulative foreign currency translation adjustments, net of hedging activity, included in shareholders' equity amounted to losses of $2.9 million and $1.6 million as of January 26, 2002 and January 27, 2001, respectively.

Effective January 28, 2001, TJX implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. This Statement also requires that companies recognize adjustments to the fair value of derivatives in earnings when they occur, if they do not qualify for hedge accounting. For derivatives that qualify for hedge accounting, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in accumulated other comprehensive income.

This Statement affects the accounting for TJX's hedging contracts. As described in Note D, TJX periodically enters into forward foreign currency exchange contracts to hedge certain merchandise purchase commitments, intercompany balances, including intercompany debt, and to hedge its net investment in and between foreign subsidiaries. Through January 27, 2001, TJX applied hedge accounting to these contracts. Upon adoption of SFAS No. 133, TJX prospectively elected not to apply the hedge accounting rules to its merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts, even though these contracts effectively function as an economic hedge of the underlying exposure. Thus, the changes in fair value of the merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts affect earnings in the period of change with no offset for marking the underlying exposure to fair value. TJX continues to apply hedge accounting to its net investment hedge contracts, and changes in fair value of these contracts, as well as gains and losses upon settlement, are recorded in accumulated other comprehensive income offsetting changes in the

cumulative foreign translation adjustments of TJX's foreign divisions. TJX also applies hedge accounting to its intercompany debt hedge contracts and changes in fair value of these contracts are recorded in the statement of income and offset by marking the underlying item to fair value in the same period. Upon settlement, the realized gains and losses on these contracts are offset by the realized gains and losses of the underlying item in the statement of income.

At implementation of SFAS No. 133, the fair value of all of TJX's hedge contracts amounted to a net asset of $10.0 million, most of which related to net investment hedge contracts. The carrying value of all hedging contracts before adoption was $12.8 million. TJX also wrote off a net deferred credit of $1.2 million related to premiums on existing contracts and thus recorded a charge to accumulated other comprehensive income for the cumulative effect of an accounting change of $1.6 million effective January 28, 2001.

NEW ACCOUNTING STANDARDS: In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling–of–interests method. Goodwill will no longer be amortized but will be tested for impairment. Additionally, new criteria have been established to determine whether an acquired intangible asset should be recognized separately from goodwill. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. TJX is required to implement SFAS No. 142 for the fiscal year beginning January 27, 2002 and will no longer amortize goodwill or the Marshalls tradename, which has an indefinite life, but will periodically test them for impairment. During fiscal 2002, amortization of goodwill and tradename amounted to $2.6 million and $3.2 million, respectively.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long–Lived Assets." The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long–lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for TJX beginning in the first quarter of fiscal 2004. This accounting pronouncement is not expected to have a significant impact on TJX's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long–Lived Assets." The objectives of SFAS No. 144 are to address the implementation of SFAS No. 121, "Accounting for the Impairment of Long–Lived Assets and for Long–Lived Assets to Be Disposed Of," and to develop a model for long–lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will become effective for TJX beginning in the first quarter of fiscal 2003. This accounting pronouncement is not expected to have a significant impact on TJX's financial position or results of operations.

RECLASSIFICATIONS: Certain amounts in prior years' financial statements have been reclassified for comparative purposes. The deferred income tax asset (liability) in the prior year's balance sheet and selected financial data has been reclassified into a current and non–current portion to be consistent with the current year's presentation.

B. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 31, 1999, TJX changed its method of accounting for layaway sales in compliance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission during the fourth quarter of fiscal 2000. Under this accounting method, TJX defers recognition of a layaway sale and its related profit to the accounting period when the customer receives layaway merchandise. The cumulative effect of this change for periods prior to January 31, 1999 of $5.2 million (net of income taxes of $3.4 million), or $.02 per share, was treated as a cumulative effect of accounting change in the consolidated statements of income. The accounting change has virtually no impact on annual sales and earnings in subsequent years. However, due to the seasonal influences of the business, the accounting change results in a shift of sales and earnings among quarterly periods.

C. LONG–TERM DEBT AND CREDIT LINES

The table below presents long-term debt, exclusive of current installments, as of January 26, 2002 and January 27, 2001. Capital lease obligations are separately presented in Note E.

IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001
General corporate debt:		
Medium term notes, interest at 5.87% on $15,000 maturing October 21, 2003 and interest at 7.97% on $5,000 maturing September 20, 2004	$ 20,000	$ 20,000
7% unsecured notes, maturing June 15, 2005 (effective interest rate of 7.02% after reduction of the unamortized debt discount of $47 and $61 in fiscal 2002 and 2001, respectively)	99,953	99,939
7.45% unsecured notes, maturing December 15, 2009 (effective interest rate of 7.50% after reduction of unamortized debt discount of $503 and $567 in fiscal 2002 and 2001, respectively)	199,497	199,433
Total general corporate debt	319,450	319,372
Subordinated debt:		
Zero coupon convertible subordinated notes due February 13, 2021, after reduction of unamortized debt discount of $164,907	352,593	–
Total subordinated debt	352,593	–
Long–term debt, exclusive of current installments	$672,043	$319,372

The aggregate maturities of long–term debt, exclusive of current installments at January 26, 2002 are as follows:

IN THOUSANDS	LONG TERM DEBT
Fiscal Year	
2004	$ 15,000
2005	5,000
2006	99,953
2007	–
Later years	552,090
Aggregate maturities of long–term debt, exclusive of current installments	$672,043

The zero coupon covertible debt securities are included in "later years" and assumes that the note holders will not exercise the put option available to them in fiscal year 2005.

In February 2001, TJX issued $517.5 million zero coupon convertible subordinated notes due in February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. Due to provisions of the first put option on February 13, 2002, TJX amortized the debt discount assuming a 1.5% yield for fiscal 2002. The notes are subordinated to all existing and future senior indebtedness of TJX. The notes are convertible into 8.5 million shares of common stock of TJX if the sale price of the common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions occur. The holders have the right to require TJX to purchase the notes for $369.0 million, $391.7 million and $441.3 million on February 13, 2004, 2007 and 2013, respectively. The repurchase amounts represent original purchase price plus accrued original issue discount. TJX may pay the purchase price in cash, Company stock, or a combination of the two. If the holders exercise this option, TJX expects to fund the payment with cash, financing from its short–term credit facility, new long–term borrowings or a combination thereof. At the first put date of February 13, 2002, no holders exercised the purchase option. In addition, if a change in control of TJX occurs on or before February 13, 2007, each holder may require TJX to purchase for cash, all or a portion of such holder's notes. TJX may redeem for cash all, or a portion of, the notes at any time on or after February 13, 2007 for the original purchase price plus accrued original issue discount. TJX used the proceeds to fund its accelerated store roll–out program, investment in its distribution center network, its common stock repurchase program and for general corporate purposes.

In December 1999, TJX issued $200 million of 7.45% ten–year notes. The proceeds were used for general corporate purposes, including TJX's stock repurchase program.

TJX periodically enters into financial instruments to manage its cost of borrowing. In December 1999, TJX entered into a rate–lock agreement to hedge the underlying treasury rate of the $200 million ten–year notes, prior to their issuance. The cost of this agreement has been deferred and is being amortized to interest expense over the term of the notes and results in an effective rate of 7.60% on the debt.

In September 1997, TJX entered into a five–year $500 million revolving credit facility. In addition, in July 2000, TJX entered into a $250 million, 364–day revolving credit agreement which was renewed in July 2001. The agreements have similar terms which include financial covenants requiring that TJX maintain specified fixed charge coverage and leverage ratios. The Company's ability to borrow under the agreements is not limited by its debt rating level. The revolving credit facilities are used as backup to TJX's commercial paper program. As of January 26, 2002, all $750 million of the revolving credit facilities were available for use. Interest is payable on borrowings at rates equal to or less than prime. The maximum amount of TJX's U.S. short–term borrowings was $39 million, $330 million and $108 million in fiscal 2002, 2001 and 2000, respectively. The weighted average interest rate on TJX's U.S. short–term borrowings was 5.32%, 6.82% and 6.06% in fiscal 2002, 2001 and 2000, respectively. TJX does not have any compensating balance requirements under these arrangements. Subsequent to the fiscal year ended January 26, 2002, TJX entered into new revolving credit agreements, see Note P for additional information.

TJX also has a C$20 million credit line for its Canadian subsidiary that had been fully utilized during fiscal 2002. The maximum amount outstanding under all of its Canadian credit lines in prior years was C$15.2 million in fiscal 2001 and C$19.2 million in fiscal 2000. Interest on its current credit line is at the Canadian prime lending rate.

D. FINANCIAL INSTRUMENTS

Effective January 28, 2001, TJX implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded on the balance sheets at fair value. See Note A for a description of TJX's foreign currency translation and related hedging activity policy.

TJX periodically enters into forward foreign currency exchange contracts to obtain an economic hedge on firm U.S. dollar and Euro merchandise purchase commitments made by its foreign subsidiaries. The contracts outstanding at January 26, 2002, cover certain commitments for the first and second quarters of fiscal 2003. TJX elected not to apply hedge accounting rules to these contracts and therefore includes the change in the market value of these derivatives in current earnings as a component of selling, general and administrative expenses.

TJX enters forward foreign currency exchange contracts to obtain an economic hedge on certain foreign intercompany payables, primarily license fees, for which TJX elected not to apply hedge accounting rules. Such contracts outstanding at January 26, 2002 cover intercompany payables for the first quarter of fiscal 2003. The change in fair value of these contracts is reflected in current period earnings as a component of selling, general and administrative expenses.

TJX also has entered into several foreign currency forward and swap contracts in both Canadian dollars and British pound sterling and accounts for them as a hedge of the investment in and between our foreign subsidiaries. Foreign exchange gains and losses as well as fair value adjustments on the agreements are recognized in other comprehensive income, thereby offsetting translation adjustments associated with TJX's investment in its foreign subsidiaries.

The change in fair value of the contracts designated as a hedge of the net investment in foreign operations resulted in a gain of $8.2 million that was credited to other comprehensive income in fiscal 2002. The change in the cumulative foreign currency translation adjustment resulted in a loss of $8.2 million that was also included as a component of other comprehensive income in fiscal 2002.

TJX also enters derivative contracts, designated as fair value hedges, to hedge certain foreign intercompany payables, primarily debt and related interest. The net impact of hedging activity and these intercompany payables resulted in a loss of $220,000 which is reflected in fiscal 2002 earnings as a component of selling, general and administrative expenses.

The fair market value of the derivatives are classified as assets or liabilities, current and non–current, depending on the valuation results and the maturity of the individual contracts. At January 26, 2002, the majority of the contracts were included in prepaid expenses and other current assets.

Following is a summary of TJX's derivative financial instruments and related fair values, outstanding at January 26, 2002:

IN THOUSANDS	PAY	RECEIVE	BLENDED CONTRACT RATE	FAIR VALUE AT JANUARY 26, 2002
Fair value hedges:				
Intercompany balances, primarily debt				
and related interest	C$128,207	U.S.$79,830	0.6227	U.S.$ 226
	£ 27,415	U.S.$38,639	1.4094	U.S.$ 633
Net asset hedges:	C$ 78,532	U.S.$53,667	0.6834	U.S.$3,844
	£ 50,125	U.S.$75,846	1.5131	U.S.$6,029
	£ 32,048	C$73,084	2.2805	U.S.$ 478
Hedge accounting not elected:				
Merchandise purchase commitments and				
intercompany balances, primarily license fees	C$ 85,793	U.S.$54,140	0.6311	U.S.$ 855
	£ 9,245	U.S.$13,200	1.4278	U.S.$ 208
	£ 5,561	€ 9,000	1.6184	U.S.$ (41)

TJX's forward foreign currency exchange and swap contracts require TJX to make payments of certain foreign currencies for receipt of U.S. dollars, Canadian dollars or Euros. All contracts excepting the net asset hedges mature during fiscal 2003. The British pound net asset hedges mature during fiscal 2003, the Canadian dollar net asset hedges have maturities from fiscal 2003 to fiscal 2005.

The counterparties to the forward exchange contracts and swap agreements are major international financial institutions, and the contracts contain rights of offset which minimize TJX's exposure to credit loss in the event of nonperformance by one of the counterparties. TJX does not require counterparties to maintain collateral for these contracts; however, TJX periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

The fair value of TJX's general corporate debt, including current installments, is estimated using discounted cash flow analysis based upon TJX's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of TJX's zero coupon convertible subordinated notes is estimated by obtaining market quotes. The fair value of general corporate debt, including current installments, at January 26, 2002 approximates the carrying value of $319.5 million. The fair value of the zero coupon convertible subordinated notes is $399.4 million versus a carrying value of $352.6 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect TJX's ability to settle these obligations.

E. COMMITMENTS

TJX is committed under long–term leases related to its continuing operations for the rental of real estate and fixtures and equipment. Most of TJX's leases are store operating leases with a ten–year initial term and options to extend for one or more five–year periods. Certain Marshalls leases, acquired in fiscal 1996, had remaining terms ranging up to twenty–five years. Leases for T.K. Maxx are generally for fifteen to twenty–five years with ten–year kick–out options. Many of the leases contain escalation clauses and early termination penalties. In addition, TJX is generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.

Following is a schedule of future minimum lease payments for continuing operations as of January 26, 2002:

IN THOUSANDS	CAPITAL LEASE	OPERATING LEASES
Fiscal Year		
2003	$ 3,726	$ 477,679
2004	3,726	451,234
2005	3,726	415,572
2006	3,726	372,335
2007	3,726	332,016
Later years	34,123	1,477,248
Total future minimum lease payments	52,753	$3,526,084
Less amount representing interest	21,173	
Net present value of minimum capital lease payments	$31,580	

27

The capital lease commitments relate to a 283,000 square foot addition to TJX's home office facility. Rental payments commenced June 1, 2001, and TJX recognized a capital lease asset and related obligation equal to the present value of the lease payments of $32.6 million.

The rental expense under operating leases for continuing operations amounted to $446.6 million, $390.6 million and $352.6 million for fiscal years 2002, 2001 and 2000, respectively. Rent expense includes contingent rent and is net of sublease income, both of which are immaterial. The total net present value of TJX's minimum operating lease obligations approximates $2,493.1 million as of January 26, 2002, including a current portion of $295.3 million.

TJX had outstanding letters of credit totaling $23.9 million as of January 26, 2002 and $31.6 million as of January 27, 2001. Letters of credit are issued by TJX primarily for the purchase of inventory.

F. STOCK COMPENSATION PLANS

TJX has a stock incentive plan under which options and other stock awards may be granted to its directors, officers and key employees. This plan has been approved by TJX's shareholders and all stock compensation awards, except for the awards made under a deferred stock compensation plan for its outside directors discussed below, are made under this plan. The Stock Incentive Plan, as amended with shareholder approval, provides for the issuance of up to 54.7 million shares with 16.0 million shares available for future grants as of January 26, 2002. In June 2001, shareholders approved an amendment to the Stock Incentive Plan to provide for grants to directors and suspended future grants of options with respect to the 38,000 shares reserved under the former Directors' Stock Option Plan at January 27, 2001.

Under these stock option plans, TJX has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding vest over a three–year period starting one year after the grant, and are exercisable in their entirety three years after the grant date. Options granted to directors become fully exercisable one year after the date of grant.

A summary of the status of TJX's stock options and related Weighted Average Exercise Prices (WAEP) is presented below (shares in thousands):

| | FISCAL YEAR ENDED | | | | | |
| | JANUARY 26, 2002 | | JANUARY 27, 2001 | | JANUARY 29, 2000 | |
	SHARES	WAEP	SHARES	WAEP	SHARES	WAEP
Outstanding at beginning of year	14,037	$19.69	11,832	$17.06	10,105	$12.04
Granted	5,371	34.95	5,178	20.75	3,164	29.26
Exercised	(4,216)	15.94	(2,724)	9.85	(1,275)	7.13
Forfeitures	(380)	24.54	(249)	24.59	(162)	20.52
Outstanding at end of year	14,812	26.19	14,037	19.69	11,832	17.06
Options exercisable at end of year	5,797	$20.40	5,880	$15.98	5,980	$10.77

TJX realizes an income tax benefit from the exercise of stock options which results in a decrease in current income taxes payable and an increase in additional paid–in capital. Such benefits amounted to $30.6 million, $15.9 million and $11.7 million for the fiscal years ended January 26, 2002, January 27, 2001 and January 29, 2000, respectively.

TJX has adopted the disclosure–only provisions of the Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock–Based Compensation," and continues to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. TJX grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 2002, 2001 or 2000. Compensation expense determined in accordance with SFAS No. 123, net of related income taxes, would have amounted to $27.8 million, $19.2 million and $12.9 million for fiscal 2002, 2001 and 2000, respectively. Income from continuing operations before cumulative effect of accounting change, net income and related earnings per share amounts, presented on a pro forma basis, are as follows:

| DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS | UNAUDITED PRO FORMA FISCAL YEAR ENDED | | |
	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Income from continuing operations before			
cumulative effect of accounting change	$512,598	$518,837	$513,862
Per diluted share	$ 1.84	$ 1.79	$ 1.62
Net income	$472,598	$518,837	$508,708
Per diluted share	$ 1.70	$ 1.79	$ 1.60

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 2002, 2001 and 2000 is estimated on the date of grant using the Black–Scholes option pricing model with the following assumptions: dividend yield of .5% in fiscal 2002, 1% in fiscal 2001 and 2000, expected volatility of 46%, 48%, and 46% in fiscal 2002, 2001 and 2000, respectively, a risk–free interest rate of 5.0% in fiscal 2002, 5.2% in fiscal 2001 and 6.4% in fiscal 2000, and expected holding periods of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 2002, 2001 and 2000 was $16.92, $10.07 and $14.38 per share, respectively.

The following table summarizes information about stock options outstanding as of January 26, 2002 (shares in thousands):

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE REMAINING CONTRACT LIFE	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 2.5625 – $ 6.3125	363	2.7 Years	$ 4.73	363	$ 4.73
$ 6.3126 – $10.6875	813	4.9 Years	9.93	813	9.93
$10.6876 – $14.4688	489	5.6 Years	14.44	489	14.44
$14.4689 – $21.7500	5,250	8.2 Years	20.93	2,396	21.15
$21.7501 – $30.5000	2,576	7.6 Years	29.22	1,736	29.21
$30.5001 – $34.9500	5,321	9.6 Years	34.95	–	N/A
Total	14,812	8.2 Years	$26.19	5,797	$20.40

Due to the events of September 11, TJX modified certain option grants granted to the associates lost in the tragedy. Unvested awards were vested, and the families were allowed to realize the full economic benefit of the original grants in addition to other benefits granted to the families. The Company recorded additional compensation expense related to these option grants and benefit modifications. The Company does not typically modify awards after the date of grant.

TJX was subject to income statement charges for changes in the fair market value of its common stock due to a special executive deferred compensation award, granted in fiscal 1998 under the Stock Incentive Plan, that was initially denominated in shares of TJX common stock. TJX recorded compensation expense of $1.1 million in fiscal 2000 due to the increase in market value of the shares of TJX. During fiscal 2000, all of the shares were denominated into other investments. TJX separately transferred funds to a trust in an amount equal to the value of the new investment elections at the time such elections were made by the executive. Thus, deferred compensation obligation adjustments due to the change in the executive's deferred compensation account were offset by similar amounts due to gains or losses on the trust assets. During July 2001, the assets in the trust were sold and the proceeds were distributed to the executive in settlement of the deferred obligation. The trust assets were included in other current assets on the balance sheet as of January 27, 2001.

TJX has also issued restricted stock and performance–based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three years from date of grant. Performance–based shares have restrictions that generally lapse over one to three years when and if specified criteria are met. The market value in excess of cost is charged to income ratably over the period during which these awards vest. Such pre–tax charges amounted to $2.7 million, $1.4 million and $1.1 million in fiscal years 2002, 2001 and 2000, respectively. The market value of the awards is determined at date of grant for restricted stock awards and at the date shares are earned for performance–based awards.

There has been a combined total of 225,000 shares, 135,000 shares and 131,480 shares for deferred, restricted and performance–based awards issued in the fiscal years ended January 2002, 2001 and 2000, respectively. No shares were forfeited during the fiscal year ended January 26, 2002; there were 33,000 and 3,000 shares forfeited during the fiscal years ended January 2001 and 2000, respectively. The weighted average market value per share of these stock awards at grant/earned date was $30.00, $29.60 and $29.55 for fiscal 2002, 2001 and 2000, respectively.

TJX maintains a deferred stock compensation plan for its outside directors. Deferred share awards valued at $10,000 are issued annually to each outside director. Currently, there are 20,827 deferred shares outstanding; actual shares will be issued at retirement. TJX has 87,638 shares held in treasury from which such shares will be issued.

29

G. CAPITAL STOCK AND EARNINGS PER SHARE

CAPITAL STOCK: During fiscal 2001, TJX completed a $750 million stock repurchase program and announced a new multi–year, $1 billion stock repurchase program. These stock repurchase programs followed two separate $250 million stock repurchase programs in fiscal 1999 and 1998. TJX had cash expenditures, under all of its programs, of $424.2 million, $444.1 million and $604.6 million in fiscal 2002, 2001 and 2000, respectively, funded primarily by excess cash generated from operations. The total common shares repurchased and retired amounted to 13.2 million shares in fiscal 2002, 22.2 million in fiscal 2001 and 23.6 million in fiscal 2000. As of January 26, 2002, TJX has repurchased and retired 32.7 million shares of its common stock at a cost of $805.8 million under the current $1 billion stock repurchase program.

TJX is authorized to issue up to 5 million shares of preferred stock, par value $1. There was no preferred stock issued or outstanding at January 26, 2002.

EARNINGS PER SHARE: The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

	FISCAL YEAR ENDED		
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Basic earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$540,397	$538,066	$526,822
Weighted average common stock outstanding for basic earnings per share calculation	275,323,741	287,440,637	314,577,145
Basic earnings per share	$1.96	$1.87	$1.67
Diluted earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$540,397	$538,066	$526,822
Weighted average common stock outstanding for basic earnings per share calculation	275,323,741	287,440,637	314,577,145
Assumed exercise of stock options and awards	2,810,121	1,755,591	3,213,619
Weighted average common shares for diluted earnings per share calculation	278,133,862	289,196,228	317,790,764
Diluted earnings per share	$1.94	$1.86	$1.66

The weighted average common shares for the diluted earnings per share calculation exclude the incremental effect related to outstanding stock options, the exercise price of which is in excess of the related fiscal years' average price of TJX's common stock. Such options are excluded because they would have an antidilutive effect. These options amounted to 5.3 million as of January 26, 2002, 4.6 million as of January 27, 2001 and 3.1 million as of January 29, 2000. The 8.5 million shares attributable to the zero coupon convertible debt were also excluded from the diluted earnings per share calculation because criteria for conversion had not been met during the fiscal year.

H. INCOME TAXES

The provision for income taxes includes the following:

	FISCAL YEAR ENDED		
IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Current:			
Federal	$236,070	$272,075	$255,277
State	44,228	51,217	49,836
Foreign	18,119	27,819	20,212
Deferred:			
Federal	28,133	(22,359)	3,885
State	4,071	(2,269)	1,984
Foreign	3,026	393	(4,079)
Provision for income taxes	$333,647	$326,876	$327,115

In addition to the above provision, in fiscal 2002 TJX also recorded deferred income tax benefits of $26.5 million as a component of the $40 million after–tax charge relating to discontinued operations (see Note L).

TJX had a net deferred tax asset as follows:

IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001
Deferred tax assets:		
Loss on investment in foreign subsidiary	$ –	$ 7,013
Foreign net operating loss carryforward	14,546	17,998
Reserve for discontinued operations	35,277	10,129
Reserve for closed store and restructuring costs	5,824	6,443
Pension, postretirement and employee benefits	34,493	53,487
Leases	21,076	19,455
Other	29,591	29,111
Valuation allowance	–	(3,396)
Total deferred tax assets	140,807	140,240
Deferred tax liabilities:		
Property, plant and equipment	21,143	17,211
Safe harbor leases	13,395	16,274
Tradename	42,873	44,140
Other	24,818	15,224
Total deferred tax liabilities	102,229	92,849
Net deferred tax asset	$ 38,578	$ 47,391

The fiscal 2002 total net deferred tax asset is presented on the balance sheet as a current asset of $12.0 million and a non–current asset of $26.6 million. For fiscal 2001, these amounts are $44.0 million and $3.4 million, respectively. TJX has, for tax purposes, repatriated the current year's and all prior years' earnings of its Canadian subsidiary. All earnings of TJX's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.

TJX has a United Kingdom operating loss carryforward of $47 million that may be applied against future taxable income in the U.K., all of which has been recognized for financial reporting purposes. During fiscal 2002, TJX recognized $2.3 million of tax benefits relating to the current years' operating loss in the U.K. The U.K. net operating loss does not expire under current tax law. Due to the closing of TJX's Netherlands operation during fiscal 2001, TJX recognized U.S. tax benefits associated with the write–off of its total investment in the Netherlands. TJX also has a Puerto Rico net operating loss carryforward of approximately $1 million which was acquired in the Marshalls acquisition and expires in fiscal 2003. The valuation allowance in fiscal 2001 relates to TJX's Puerto Rico net operating losses that had not been recognized and subsequently expired.

TJX's worldwide effective income tax rate was 38.2% for the fiscal year ended January 26, 2002, 37.8% for the fiscal year ended January 27, 2001, and 38.3% for the fiscal year ended January 29, 2000. The difference between the U.S. federal statutory income tax rate and TJX's worldwide effective income tax rate is reconciled below:

	FISCAL YEAR ENDED		
	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Effective state income tax rate	3.8	4.0	4.2
Impact of foreign operations	(.4)	(1.0)	(1.0)
All other	(.2)	(.2)	.1
Worldwide effective income tax rate	38.2%	37.8%	38.3%

I. PENSION PLANS AND OTHER RETIREMENT BENEFITS

TJX has a non–contributory defined benefit retirement plan covering the majority of its full–time U.S. employees. Employees who have attained twenty–one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. TJX also has an unfunded supplemental retirement plan which covers key employees of TJX and provides additional retirement benefits based on average compensation; and an unfunded postretirement medical plan which provides limited postretirement medical and life insurance benefits to employees who participate in TJX's retirement plan and who retire at age fifty–five or older with ten or more years of service. TJX's funded defined benefit retirement plan assets are invested primarily in stock and bonds of U.S. corporations, excluding TJX stock, as well as various investment funds.

Presented below is financial information relating to TJX's funded defined benefit retirement plan and its unfunded supplemental pension plan (Pension) and its unfunded postretirement medical plan for the fiscal years indicated:

| | PENSION FISCAL YEAR ENDED | | POSTRETIREMENT MEDICAL FISCAL YEAR ENDED | |
| | JANUARY 26, 2002 | JANUARY 27, 2001 | JANUARY 26, 2002 | JANUARY 27, 2001 |
DOLLARS IN THOUSANDS				
Change in benefit obligation:				
Benefit obligation at beginning of year	$177,361	$140,010	$24,762	$18,529
Service cost	14,145	10,734	1,911	1,353
Interest cost	13,214	11,560	1,816	1,624
Participants' contributions	–	–	46	42
Amendments	–	1,080	–	–
Actuarial losses	22,465	22,564	1,639	4,376
Settlement	–	(1,141)	–	–
Benefits paid	(7,562)	(6,616)	(1,285)	(1,162)
Expenses paid	(633)	(830)	–	–
Benefit obligation at end of year	$218,990	$177,361	$28,889	$24,762
Change in plan assets:				
Fair value of plan assets at beginning of year	$149,942	$140,191	$ –	$ –
Actual return on plan assets	(9,805)	1,665	–	–
Employer contribution	48,619	15,532	1,239	1,120
Participants' contributions	–	–	46	42
Benefits paid	(7,562)	(6,616)	(1,285)	(1,162)
Expenses paid	(633)	(830)	–	–
Fair value of plan assets at end of year	$180,561	$149,942	$ –	$ –
Reconciliation of funded status:				
Benefit obligation at end of year	$218,990	$177,361	$28,889	$24,762
Fair value of plan assets at end of year	180,561	149,942	–	–
Funded status – excess obligations	38,429	27,419	28,889	24,762
Unrecognized prior service cost	190	218	614	946
Unrecognized actuarial losses	53,022	11,554	2,033	394
Net (asset) liability recognized	$ (14,783)	$ 15,647	$26,242	$23,422
Amount recognized in the statements of financial position consists of:				
Net (asset) accrued liability	$ (20,093)	$ 12,215	$26,242	$23,422
Intangible asset	1,484	1,757	–	–
Reduction to accumulated other comprehensive income	3,826	1,675	–	–
Net amount recognized	$ (14,783)	$ 15,647	$26,242	$23,422
Weighted average assumptions:				
Discount rate	6.90%	7.41%	7.00%	7.50%
Expected return on plan assets	9.00%	9.00%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The projected benefit obligation and accumulated benefit obligation of TJX's unfunded supplemental retirement plan was $32.8 million and $23.3 million, respectively, as of January 26, 2002 and $23.8 million and $18.2 million, respectively, as of January 27, 2001. The increase in the projected benefit obligation as of January 26, 2002 reflects actuarial losses due to a decrease in the discount rate for valuation purposes.

The portion of the net (asset) accrued liability attributable to TJX's unfunded supplemental retirement plan amounted to $23.3 million at January 26, 2002 and $18.2 million at January 27, 2001 and is included in other long–term liabilities on the balance sheets. The balance of the net amount recognized is a net asset relating to the funded defined benefit plan of $38.1 million and $2.6 million at January 26, 2002 and January 27, 2001, respectively. These net assets are included in prepaid and other current assets except for the long–term portion of $21.1 million as of January 26, 2002, which is included in other assets on the balance sheets. TJX contributed aggregate cash contributions of $48.6 million and $15.5 million for fiscal 2002 and 2001, respectively, to the non–contributory defined benefit retirement plan and to fund current benefit and expense payments under the unfunded supplemental retirement plan.

For purposes of measuring the postretirement medical plan, a net 3.40% annual rate of increase in the per capita cost of covered health care benefits was assumed and is reduced by .75% over the next 4 years and to .15% after the next 28 years. These rates assume an initial secular health care trend rate of 12% reaching an ultimate level of 5% in fiscal 2008. The Company's annual trend rates are substantially lower than the secular trend rates due to the plans' $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 26, 2002 by about $4.5 million and the total of the service cost and interest cost components of net periodic postre-tirement cost for fiscal 2002 by about $663,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 26, 2002 by about $3.8 million as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2002 by about $557,000.

Following are the components of net periodic benefit cost:

	PENSION FISCAL YEAR ENDED			POSTRETIREMENT MEDICAL FISCAL YEAR ENDED		
IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Service cost	$14,145	$10,734	$11,781	$1,911	$1,353	$1,366
Interest cost	13,214	11,560	10,768	1,816	1,624	1,430
Expected return on plan assets	(13,274)	(12,783)	(11,060)	–	–	–
Amortization of transition obligation	75	75	75	–	–	–
Amortization of prior service cost	164	164	87	332	332	332
Recognized actuarial (gains) losses	1,989	(1,085)	415	–	(185)	–
Net periodic benefit cost	$16,313	$ 8,665	$12,066	$4,059	$3,124	$3,128

Net pension expense for fiscal 2002 reflects an increase in service cost attributable to the change in assumption regarding mortality. In addition, expense for fiscal 2002 includes amortization of deferred actuarial losses while expense for fiscal 2001 had amortization of deferred actuarial gains. This change in amortization is the result of accumulated losses due to a reduction in the discount rate, lower than expected asset performance and a change in the mortality assumption.

During the fiscal year ended January 29, 2000, TJX and an executive officer entered into an agreement whereby the officer waived his right to benefits under TJX's unfunded supplemental retirement plan in exchange for TJX's funding of a split–dollar life insurance policy. The exchange was accounted for as a settlement and TJX incurred a $1.5 million settlement loss, which was primarily the recognition of a portion of the deferred losses under the plan. During fiscal 2001, TJX entered into a similar arrangement with another officer who waived the right to a portion of his benefits under the unfunded supplemental retirement plan in exchange for TJX's funding of a split–dollar life insurance policy. TJX recognized a settlement loss of $224,000 in fiscal 2001 due to this exchange. The benefit exchanges were designed so that the after–tax cash expenditures by TJX on the split–dollar policies are substantially equivalent, on a present value basis, to the after–tax cash expenditures TJX would have incurred under the unfunded supplemental retirement plan.

TJX also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. As of December 31, 2001, assets under the plan totaled $337.0 million and are invested in a variety of funds. Employees may contribute up to 50% of eligible pay. TJX matches employee contributions, up to 5% of eligible pay, at rates ranging from 25% to 50% based upon the Company's performance. TJX contributed $6.2 million in fiscal 2002, $5.8 million in fiscal 2001 and $6.2 million in fiscal 2000 to the 401(k) plan. Employees are restricted from investing employee contributions into the TJX stock fund option in the 401(k) plan. Employees may elect to invest only 50% or less of the Company's contribution in the TJX stock fund; the TJX stock fund has no other trading restrictions. The TJX stock fund represents 4.8%, 3.4% and 2.5% of plan investments at December 31, 2001, 2000 and 1999, respectively.

During fiscal 1999, TJX established a nonqualified savings plan for certain U.S. employees. TJX matches employee contributions at various rates which amounted to $193,000 in fiscal 2002, $163,000 in fiscal 2001 and $464,000 in fiscal 2000. TJX transfers employee withholdings and the related company match to a separate trust designated to fund the future obligations. The trust assets, which are invested in a variety of mutual funds, are included in other assets on the balance sheets.

In addition to the plans described above, TJX also maintains retirement/deferred savings plans for all eligible associates at its foreign subsidiaries. TJX contributed for these plans $1.1 million, $1.2 million and $682,000 in fiscal years 2002, 2001 and 2000, respectively.

33

J. ACCRUED EXPENSES AND OTHER LIABILITIES, CURRENT AND LONG–TERM

The major components of accrued expenses and other current liabilities are as follows:

IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001
Employee compensation and benefits, current	$116,178	$133,877
Rent, utilities, and occupancy, including real estate taxes	74,186	71,305
Federal and state income taxes payable	41,950	42,192
Insurance, advertising and all other	319,906	296,640
Accrued expenses and other current liabilities	$552,220	$544,014

The major components of other long–term liabilities are as follows:

IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001
Employee compensation and benefits, long–term	$ 76,553	$ 68,379
Reserve for store closing and restructuring	12,131	16,792
Reserve related to discontinued operations	87,284	25,512
Rental step–up and other long–term liabilities	61,688	54,757
Other long–term liabilities	$237,656	$165,440

Activity related to the reserves for store closing and restructuring and discontinued operations are detailed in Notes K and L, respectively.

K. RESERVES FOR STORE CLOSING AND RESTRUCTURING

TJX's store closing and restructuring reserve relates primarily to a restructuring plan in connection with TJX's acquisition of Marshalls in November 1995. This reserve, which was initially established at that time and was subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also includes activity relating to the closing of three T.K. Maxx stores in the Netherlands as well as several HomeGoods stores.

Following is a summary of activity in the store closing and restructuring reserve:

	FISCAL YEAR ENDED		
IN THOUSANDS	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Balance at beginning of year	$16,792	$15,731	$44,598
Additions to the reserve	–	3,109	–
Reserve adjustments:			
Adjust Marshalls restructuring reserve	–	–	(3,000)
Adjust T.J. Maxx store closing reserve	–	–	(300)
Adjust T.K. Maxx store closing reserve	(514)	–	–
Charges against the reserve:			
Lease related obligations	(3,941)	(1,922)	(23,734)
All other charges	(206)	–	–
Net activity relating to HomeGoods closings	–	(126)	(1,833)
Balance at end of year	$12,131	$16,792	$15,731

The remaining balance in the store closing and restructuring reserve as of January 26, 2002 of $12.1 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change; however, TJX believes the reserve is adequate for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. TJX believes future spending will not have a material impact on its future annual cash flows or financial condition.

L. DISCONTINUED OPERATIONS RESERVE AND RELATED CONTINGENT LIABILITIES

TJX also has a reserve for future obligations relating to House2Home, Inc., Zayre Stores and Hit or Miss, all of which were previously owned by TJX. The reserves were established at various times, either when the operation was disposed of or subsequent to the disposition, when the operation suffered significant financial distress. These reserves reflect the estimated cost to TJX of obligations relating to guarantees on certain property leases of these operations.

On November 7, 2001, House2Home, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and subsequently announced its intention to liquidate the business. House2Home (formerly known as Waban, Inc. and HomeBase, Inc.) was spun–off by TJX, along with BJ's Wholesale Club in 1989. In 1997, House2Home spun–off BJ's Wholesale Club, Inc., and BJ's Wholesale Club, Inc. agreed to indemnify TJX for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. As a result of House2Home's bankruptcy filing, TJX recorded an estimated after–tax charge of $40 million (net of income taxes of $27 million), or $.14 per share, for the present value of the potential contingent lease obligations associated with up to 41 House2Home locations that TJX had guaranteed. TJX assumed a 6.5% interest rate for purposes of calculating the present value of the estimated lease obligations. The charge was recorded in the third quarter ending October 27, 2001 as a loss relating to discontinued operations. If TJX were liable on all 41 of the leases, the total discounted present value after–tax cost, without reflecting any mitigating factors, would be approximately $64.6 million, net of the indemnification by BJ's Wholesale Club, Inc., versus the $40 million charge TJX recorded. The number and cost of the lease obligations for which TJX may have liability will be reduced by lease terminations, expirations, subletting, assignments, buyouts, lease modifications and other actions. TJX believes that its reserve appropriately reflects these possible outcomes and that any contingent liability for these leases will not have a material adverse effect on its financial condition, operating results or cash flows.

On August 20, 2001, Ames Department Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is reorganizing. In 1988, TJX completed the sale of its former Zayre Stores division to Ames. Ames emerged from a prior bankruptcy under a plan of reorganization in 1992. TJX is obligated on leases for eight properties that reverted back to it in this earlier reorganization. All of these properties have been subleased which mitigates TJX's liability under the leases. The present value of these eight leases, discounted at 6.5% and without mitigation, is approximately $16 million on a pre-tax basis. Under the current reorganization to date, Ames has rejected an additional five leases for which TJX has or may have liability. The present value of these five leases, discounted at 6.5% and without mitigation, is approximately $12 million on a pre-tax basis. TJX's reserve balance relating to Ames is approximately $21 million. The reserve balance reflects the subleasing arrangements already in place and assumes mitigating factors will also reduce costs TJX may incur with respect to the other five leases. In addition to these 13 leases, TJX is or may be contingently liable on approximately 60 to 90 leases of former Zayre stores, none of which have been rejected by Ames to date. TJX believes that any additional future liability with respect to these leases will be minimal. TJX believes that its reserve for discontinued operations is adequate to meet the costs it may incur with respect to the Ames leases and that its contingent liability for these leases will not have a material adverse effect on its financial condition, operating results or cash flows.

Contingent obligations with respect to leases of TJX's former Hit or Miss division, which filed for bankruptcy and liquidated, have been substantially resolved.

The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home, Inc. The charges against the reserve during the past three years relate to the lease related obligations of the Zayre and Hit or Miss locations.

| | FISCAL YEAR ENDED JANUARY | | |
IN THOUSANDS	2002	2001	2000
Balance at beginning of year	$25,512	$27,304	$29,660
Additions to the reserve	66,528	–	–
Charges against the reserve:			
Lease related obligations	(4,090)	(1,621)	(2,150)
All other	(666)	(171)	(206)
Balance at end of year	$87,284	$25,512	$27,304

TJX believes its current reserve is adequate for costs we may incur relating to the obligations associated with these former operations. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. Charges against the reserve will likely be higher during the next several years due to House2Home, Inc. related obligations. TJX believes future spending will not have a material impact on future annual cash flows or its financial condition.

TJX is also contingently liable on up to 25 leases of BJ's Wholesale Club, Inc. for which BJ's Wholesale Club, Inc. is primarily liable. TJX believes that the likelihood of any future liability to TJX, with respect to these leases, is remote.

M. LEGAL PROCEEDINGS

TJX is a defendant in four lawsuits pending in the California Superior Court, each seeking certification as a class action. The actions collectively allege that all exempt managers in T.J. Maxx, Marshalls and HomeGoods stores in California, including store managers and assistant store managers, were improperly classified as exempt from California overtime laws and seek recovery of overtime pay allegedly owed, penalties, punitive damages and injunctive relief. TJX believes that its managers are and were properly classified and does not believe that the outcome of this litigation will have any material adverse effect on its financial condition or results of operations.

N. SUPPLEMENTAL CASH FLOWS INFORMATION

The cash flows required to satisfy contingent obligations of the discontinued operations as discussed in Note L, are classified as a reduction in cash provided by continuing operations. There are no remaining operating activities relating to these operations.

TJX's cash payments for interest and income taxes and its non–cash investing and financing activities are as follows:

| | FISCAL YEAR ENDED | | |
| | JANUARY 26, 2002 | JANUARY 27, 2001 | JANUARY 29, 2000 |
IN THOUSANDS			
Cash paid for:			
Interest on debt	$ 28,973	$ 34,509	$ 19,018
Income taxes	267,078	335,265	332,622
Change in accrued expenses due to:			
Stock repurchase	$ –	$ (9,275)	$ (3,300)
Dividends payable	1,005	573	977
Non–cash investing and financing activities:			
Capital lease property addition			
and related obligation	$ 32,572	$ –	$ –

Investing activities include advances TJX has made under a $35 million construction loan agreement in connection with the expansion of its leased home office facility. Upon completion of the project in May 2001, the advances were converted into a term loan bearing interest of 7.25% per year, maturing December 31, 2015. The long–term portion of the loan amounting to $34.3 million and $28.9 million as of January 26, 2002 and January 27, 2001, respectively, is included in other assets on the balance sheets.

O. SEGMENT INFORMATION

The T.J. Maxx and Marshalls store chains are managed on a combined basis and are reported as the Marmaxx segment. The Winners chain, including HomeSense, operates exclusively in Canada, and T.K. Maxx operates in Europe, primarily the United Kingdom. Winners and T.K. Maxx accounted for 11% of TJX's net sales for fiscal 2002 and 11% of consolidated assets. All of TJX's other store chains operate in the United States with the exception of 14 stores operated in Puerto Rico by Marshalls which include two HomeGoods locations in a "Marshalls Mega–Store" format. TJX's target customer is the middle to upper–middle income shopper with the exception of the A.J. Wright stores which target a more moderate income customer. All of TJX's stores, with the exception of HomeGoods and HomeSense, sell apparel for the entire family with a limited offering of giftware and domestics. The HomeGoods and HomeSense stores offer home fashions and home furnishings.

TJX evaluates the performance of its segments based on pre–tax income before general corporate expense, goodwill amortization and interest (operating income). Presented below is selected financial information on TJX's business segments:

IN THOUSANDS	FISCAL YEAR ENDED		
	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 29, 2000
Net sales:			
Marmaxx	$ 8,863,053	$8,228,468	$7,779,826
Winners[1]	660,877	563,311	466,765
T.K. Maxx	520,529	389,062	298,659
HomeGoods	507,211	315,015	206,810
A.J. Wright	157,328	83,150	43,287
	$10,708,998	$9,579,006	$8,795,347
Operating income (loss):			
Marmaxx	$ 893,650	$ 858,358	$ 849,560
Winners[1]	59,140	71,055	54,914
T.K. Maxx[2]	12,972	10,867	6,462
HomeGoods	3,710	4,700	4,581
A.J. Wright	(11,843)	(15,012)	(14,444)
	957,629	929,968	901,073
General corporate expense [3]	55,335	39,513	37,182
Goodwill amortization	2,607	2,609	2,609
Interest expense, net	25,643	22,904	7,345
Income from continuing operations before income taxes and cumulative effect of accounting change	$ 874,044	$ 864,942	$ 853,937
Identifiable assets:			
Marmaxx	$ 2,174,345	$2,050,775	$1,916,230
Winners[1]	161,479	151,062	111,446
T.K. Maxx	248,695	176,916	138,914
HomeGoods	196,292	126,010	63,888
A.J. Wright	82,713	56,423	22,813
Corporate (primarily cash, goodwill and deferred taxes)	732,219	371,097	551,672
	$ 3,595,743	$2,932,283	$2,804,963
Capital expenditures:			
Marmaxx	$ 247,077	$ 152,901	$ 175,985
Winners[1]	32,052	18,775	11,412
T.K. Maxx	70,614	29,569	31,647
HomeGoods	79,380	30,245	10,819
A.J. Wright	20,321	25,515	8,706
	$ 449,444	$ 257,005	$ 238,569
Depreciation and amortization:			
Marmaxx	$ 150,506	$ 145,987	$ 136,898
Winners[1]	10,562	7,779	6,657
T.K. Maxx	13,080	10,292	8,552
HomeGoods	8,984	5,444	3,911
A.J. Wright	4,564	2,689	1,491
Corporate (including goodwill and debt discount)	16,385	3,590	2,957
	$ 204,081	$ 175,781	$ 160,466

(1) Includes the assets/activity of the new HomeSense stores in fiscal 2002.
(2) The period ended January 27, 2001 includes a pre–tax charge of $6.3 million for the estimated cost of closing three stores in the Netherlands.
(3) General corporate expense for the fiscal year ended January 26, 2002, includes incremental costs of approximately $4 million for moving and occupancy costs related to TJX's home office, an increase in costs for retirement and medical benefits, and $2 million related to September 11.

P. SUBSEQUENT EVENTS

On March 26, 2002, TJX entered into a $350 million five–year, and a $300 million 364–day revolving credit facilities, replacing its $500 million five–year and $250 million 364–day credit facilities. The new credit facilities have substantially the same terms and conditions as the credit facilities they replaced.

On April 10, 2002, TJX approved a two-for-one stock split to be distributed on May 8, 2002 to shareholders of record on April 25, 2002. The stock split will require retroactive restatement of all historical per share data in the first quarter ending April 27, 2002. Presented below are unaudited pro forma results for diluted earnings per share for income from continuing operations for the three fiscal years ended January 26, 2002 as well as the quarterly results for the last two fiscal years.

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	FISCAL YEAR ENDED		
	JANUARY 26, 2002	JANUARY 27, 2001	JANUARY 28, 2000
Income from continuing operations	$540,397	$538,066	$526,822
Diluted earnings per share:			
As reported	$1.94	$1.86	$1.66
Pro forma (unaudited)	$ .97	$ .93	$ .83

Quarterly unaudited pro forma diluted earnings per share for income from continuing operations:

QUARTER	FISCAL YEAR ENDED JANUARY 26, 2002		FISCAL YEAR ENDED JANUARY 27, 2001	
	AS REPORTED	PRO FORMA	AS REPORTED	PRO FORMA
First	$.44	$.22	$.44	$.22
Second	$.40	$.20	$.39	$.19
Third	$.54	$.27	$.56	$.28
Fourth	$.56	$.28	$.48	$.24

The unaudited pro forma impact of the stock split on TJX's balance sheet as of January 26, 2002 would be to increase common stock by $271.5 million with an offsetting reduction to retained earnings.

Report of Independent Accountants



PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE TJX COMPANIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and its subsidiaries at January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 26, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note D to the consolidated financial statements, during the year ended January 26, 2002, The TJX Companies, Inc. changed its method of accounting for derivative financial instruments to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

February 26, 2002, except as
to Note P which is as of
April 10, 2002.

PricewaterhouseCoopers LLP

Report of Management

The financial statements and related financial information in this annual report have been prepared by management which is responsible for their integrity, objectivity and consistency. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include amounts which are based upon judgments and estimates made by management.

TJX maintains a system of internal controls designed to provide, at appropriate cost, reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements. The system of controls includes the careful selection and training of associates, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. The accounting and control systems are continually reviewed, evaluated and where appropriate, modified to accommodate changing business conditions and the recommendations of TJX's internal auditors and the independent public accountants.

An Audit Committee, comprised of members of the Board of Directors who are neither officers nor employees of TJX, meets periodically with management, internal auditors and the independent public accountants to review matters relating to TJX's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The Committee is responsible for reporting the results of its activities and for recommending the selection of independent auditors to the full Board of Directors. The internal auditors and the independent public accountants have free access to the Committee and the Board of Directors.

The financial statements have been examined by PricewaterhouseCoopers LLP, whose report appears separately. Their report expresses an opinion as to the fair presentation of the consolidated financial statements and is based on an independent examination performed in accordance with generally accepted auditing standards.

Edmond J. English
President and Chief Executive Officer

Donald G. Campbell
Executive Vice President – Finance and
Chief Financial Officer

February 26, 2002

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion contains forward–looking information and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report. Our actual results could differ materially from the results contemplated by these forward–looking statements due to various factors, including those discussed under the "Forward–Looking Information" section of this report.

RESULTS OF OPERATIONS

The following is a summary of the operating results of TJX at the consolidated level. This discussion is followed by an overview of operating results by segment. All references to earnings per share are diluted earnings per share unless otherwise indicated.

NET SALES: Our net sales increased 11.8% in fiscal 2002, to $10.71 billion, over net sales of $9.58 billion in fiscal 2001. Net sales in fiscal 2001 increased 8.9% over net sales of $8.80 billion in fiscal 2000. The increase in our net sales for both years is attributable to new stores and an increase in same store sales. We define same store sales to be sales of those stores that were in operation for the entire year in both the current and prior year being compared. Consolidated same store sales increased 3% in fiscal 2002 and 2% in fiscal 2001. The increase in same store sales represented 25% of the total increase in net sales in fiscal 2002 and 23% of the increase in fiscal 2001. Our consolidated store count increased 11.5% in fiscal 2002 over the prior year as compared to a 10.0% increase in fiscal 2001 over fiscal 2000. The sales results for fiscal 2002 were achieved despite a difficult economy and a promotional retail environment. Our value–oriented business has traditionally held up well in more difficult economic and promotional environments. Additionally, the ability of Marmaxx (the combination of T.J. Maxx and Marshalls) to maintain inventory liquidity throughout the year was a key factor in our performance. We finished fiscal 2002 on a strong note with consolidated same store sales increasing 6% in the fourth quarter. In fiscal 2001, particularly at Marmaxx, sales results were adversely affected by unseasonable or severe weather conditions in certain areas of the country. In both years, non–apparel sales gains exceeded the increase in apparel sales. We expect to add a net of 184 stores and have planned a 3% increase in same store sales for fiscal 2003.

The following table sets forth our consolidated operating results as a percentage of net sales:

	FISCAL YEAR ENDED JANUARY		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales, including buying and occupancy costs	75.9	75.0	74.8
Selling, general and administrative expenses	15.7	15.7	15.4
Interest expense, net	.2	.3	.1
Income from continuing operations before income taxes and cumulative effect of accounting change	8.2%	9.0%	9.7%

COST OF SALES, INCLUDING BUYING AND OCCUPANCY COSTS: Cost of sales, including buying and occupancy costs, as a percentage of net sales were 75.9% in fiscal 2002, 75.0% in fiscal 2001 and 74.8% in fiscal 2000. Almost two-thirds of the increase in this ratio in fiscal 2002 versus fiscal 2001, is due to a reduction in merchandise margin. The reduction in merchandise margin was primarily due to aggressive pricing on some merchandise categories during the third quarter in our rapid response to the fall–off in consumer confidence following the September 11 attacks and increased mark-downs we incurred at our smaller divisions due to inventory liquidity issues experienced at different times during the year. To a lesser extent, an increase in inventory shortage in fiscal 2002 contributed to the reduction in merchandise margin. This expense ratio in fiscal 2002 also increased by twenty basis points due to an increase in distribution costs as a result of our increased investment in our distribution network. The increase in this ratio in fiscal 2001 is primarily due to the slower sales growth in that year, distribution center capacity issues and an increase in our freight costs. Due to our liquid inventory position at all divisions at the end of fiscal 2002, we anticipate a slight improvement in this ratio for the coming year despite our continued investment in our distribution network.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percentage of net sales were 15.7% in both fiscal 2002 and fiscal 2001, and 15.4% in fiscal 2000. Selling, general and administrative expenses for fiscal 2002 increased approximately ten basis points due to increased costs for medical and retirement benefits. Also, fiscal 2002 includes approximately $4 million of incremental moving and occupancy costs in connection with the expansion of our main office and the consolidation of other office space, and we incurred $2 million of costs in connection with the September 11 attacks, primarily for benefits to the families of our associates lost in the tragedy. Selling, general and administrative expenses for fiscal 2001 include a pre–tax charge of $6.3 million for the estimated cost of closing T.K. Maxx stores operated in the Netherlands. The net effect of these items in each year, along with the beneficial impact of our increasing sales base, results in an expense ratio that is constant from year to year. The increase in this ratio in fiscal 2001 versus fiscal 2000 is due in part to the Netherlands closing costs in fiscal 2001 while fiscal 2000 includes a pre–tax gain of $8.5 million, resulting from the receipt of common stock due to the demutualization of Manulife Financial Corporation. In addition, during fiscal 2001 Marmaxx incurred higher store payroll costs than in the prior year. We anticipate a slight increase in this ratio in the coming year due to further increases in medical and retirement benefit costs, offset in part by savings realized by the elimination of goodwill and tradename amortization (see discussion of SFAS No. 142 in Note A to the consolidated financial statements).

INTEREST EXPENSE, NET: Interest expense, net of interest income, was $25.6 million in fiscal 2002, $22.9 million in fiscal 2001 and $7.3 million in fiscal 2000. Interest income was $15.0 million in fiscal 2002 versus $11.8 million in fiscal 2001 and $13.1 million in fiscal 2000. The increase in net interest expense in fiscal 2002 is primarily due to the zero coupon convertible notes issued in February 2001 (see Note C to the consolidated financial statements) offset in part by reduced short–term borrowing costs. Debt issuance costs of $7.9 million relating to the zero coupon convertible notes were amortized over twelve months due to the note holders' February 2002 put option. The increase in interest income in fiscal 2002 is due to higher cash balances as a result of the proceeds received from the issuance of the zero coupon convertible notes and from strong cash flows from operations during the year. The increase in net interest expense in fiscal 2001 is due to increased short–term borrowing levels over fiscal 2000. We anticipate a slight increase in net interest expense in the coming year due to lower rates of interest earned on our cash balances, offset in part by reduced interest costs associated with the zero coupon convertible notes.

INCOME TAXES: Our effective annual income tax rate was 38.2% in fiscal 2002, 37.8% in fiscal 2001 and 38.3% in fiscal 2000. The lower effective annual tax rate for fiscal 2001, as compared to fiscal 2002 and fiscal 2000, is due primarily to tax benefits recognized in connection with the use of the remaining United Kingdom net operating loss carryforward and tax benefits associated with the closing of the T.K. Maxx stores in the Netherlands. These tax benefits were all recognized in the fourth quarter of fiscal 2001. Based on existing tax laws and our operating plans for fiscal 2003, we anticipate an income tax rate for the coming year slightly below that of fiscal 2002.

INCOME FROM CONTINUING OPERATIONS/NET INCOME: Income from continuing operations was $540.4 million in fiscal 2002, $538.1 million in fiscal 2001, and $526.8 million in fiscal 2000. Income from continuing operations per share was $1.94 in fiscal 2002, versus $1.86 in fiscal 2001 and $1.66 in fiscal 2000. Net income for fiscal 2002 includes an after–tax charge of $40 million, or $.14 per share, due to discontinued operations for contingent lease obligations associated with House2Home, Inc. which was spun–off from TJX in 1989 together with BJ's Wholesale Club. Net income for fiscal 2000 includes a $5.2 million charge, or $.02 per share, for the cumulative effect of the accounting change for layaway sales. Net income, after reflecting the above items, was $500.4 million, or $1.80 per share, in fiscal 2002, $538.1 million, or $1.86 per share, in fiscal 2001 and $521.7 million, or $1.64 per share, in fiscal 2000. The percentage increase in earnings per share in all periods increased more than the related earnings as a result of the impact of our share repurchase program, which we plan to continue in the coming year.

SEGMENT INFORMATION
The following is a discussion of the operating results of our business segments. We consider each of our operating divisions to be a segment. More detailed information about our segments can be found in Note O to the consolidated financial statements.

MARMAXX:

DOLLARS IN MILLIONS	FISCAL YEAR ENDED JANUARY		
	2002	2001	2000
Net sales	$8,863.1	$8,228.5	$7,779.8
Operating income	$ 893.7	$ 858.4	$ 849.6
Operating margin	10.1%	10.4%	10.9%
Percent increase in same store sales	3%	2%	4%
Stores in operation at end of period	1,269	1,196	1,137

41

Marmaxx had a 3% same store sales increase in fiscal 2002, which met our expectations and was higher than last year's 2% increase. The fiscal 2002 results were aided by a strong fourth quarter in which Marmaxx had a same store sales increase of 6% over the same quarter last year. Marmaxx maintained a liquid inventory position throughout the year, a key factor in this division's success in fiscal 2002. The operating margin for the full year decreased slightly reflecting more modest sales gains in the first half of the year, an aggressive pricing strategy in the third quarter when we rapidly responded to a general fall–off in consumer confidence following the September 11 attacks, and to a lesser extent, an increase in inventory shortage recorded in the fourth quarter. Despite the higher inventory shortage, fourth quarter operating margins increased over the prior year's fourth quarter. The new store openings in fiscal 2002 for both T.J. Maxx and Marshalls performed above expectations and ahead of new store openings in the prior year. Results for fiscal 2001 versus fiscal 2000 include a slightly below planned same store sales increase primarily in those areas of the country that experienced unseasonable or severe weather conditions. These sales results along with increases in store payroll and freight costs are the prime reason for the reduction in Marmaxx's operating margin in fiscal 2001 as compared to fiscal 2000.

At Marmaxx, we expect to open a net of 75 new stores in fiscal 2003, increasing this chain's store base by 6%.

WINNERS AND HOMESENSE:

	FISCAL YEAR ENDED JANUARY		
U.S. DOLLARS IN MILLIONS	2002	2001	2000
Net sales	$660.9	$563.3	$466.8
Operating income	$ 59.1	$ 71.1	$ 54.9
Operating margin	8.9%	12.6%	11.8%
Percent increase in same store sales (local currency)	6%	8%	8%
Stores in operation at end of period			
Winners	131	117	100
HomeSense	7	–	–

Winners' same store sales increased by 6% in local currency in fiscal 2002, on top of an 8% increase in the prior year. Operating income decreased 17% in fiscal 2002 from the prior year versus a 29% increase in fiscal 2001 over the prior year. This operating performance in fiscal 2002 is primarily due to Winners' inventory position being above desired levels and the resulting higher markdowns incurred to move to a more liquid inventory position. The growth in Winners' store base and its strong same store sales performance are the primary reasons for the improvement in Winners' operating margin in fiscal 2001 versus fiscal 2000.

We introduced HomeSense, a HomeGoods–like concept, to Canada by opening 7 stores during fiscal 2002. Sales results were above expectations, and operations, as expected, resulted in a small loss due to start–up costs. The operating results of HomeSense are included with Winners but are not material.

We expect to open 14 Winners and 8 HomeSense stores in fiscal 2003, increasing our total Canadian store base by 16%.

T.K. MAXX:

	FISCAL YEAR ENDED JANUARY		
U.S. DOLLARS IN MILLIONS	2002	2001	2000
Net sales	$520.5	$389.1	$298.7
Operating income	$ 13.0	$ 10.9	$ 6.5
Operating margin	2.5%	2.8%	2.2%
Percent increase in same store sales (local currency)	5%	8%	12%
Stores in operation at end of period	101	74	54

T.K. Maxx, operating in the United Kingdom and Ireland, recorded a same store sales increase of 5% in local currency in fiscal 2002, on top of an 8% increase in the prior year. The operating income for fiscal 2001 includes costs of closing the Netherlands stores and the operating loss of the stores, all of which totaled $9.6 million. Fiscal 2002 had additional Netherlands closing costs and operating losses totaling $1.2 million. T.K. Maxx's operating income, excluding the effect of the Netherlands, is $14.2 million in fiscal 2002, $20.5 million in fiscal 2001 and $10.1 million in fiscal 2000. The decrease in T.K. Maxx's operating income from the United Kingdom and Ireland stores in fiscal 2002 is primarily due to this division carrying excess inventories through much of the year and reflects the cost of markdowns taken to bring inventory back to desired levels. The growth in T.K. Maxx's operating income from these two countries in fiscal 2001 over fiscal 2000 is primarily due to store base growth and strong same store sales performance.

We plan to open an additional 25 T.K. Maxx stores in fiscal 2003.

HOMEGOODS:

DOLLARS IN MILLIONS	FISCAL YEAR ENDED JANUARY		
	2002	2001	2000
Net sales	$507.2	$315.0	$206.8
Operating income	$ 3.7	$ 4.7	$ 4.6
Operating margin	0.7%	1.5%	2.2%
Percent increase in same store sales	7%	3%	13%
Stores in operation at end of period	112	81	51

HomeGoods' same store sales grew 7% in fiscal 2002. Operating income for the year was less than fiscal 2001 primarily due to markdowns taken in the first half of fiscal 2002 as HomeGoods moved to a more liquid inventory position, and to a lesser extent, to an increase in distribution costs. The increase in distribution costs is a result of our investment in HomeGoods' distribution network that came under pressure in fiscal 2001 as a result of HomeGoods' store growth. These distribution capacity issues negatively impacted results for fiscal 2001 versus fiscal 2000.

During fiscal 2002, HomeGoods opened an 800,000 square foot distribution facility and has plans to add an additional 800,000 square feet when needed. We plan on adding a net of 32 new HomeGoods stores in fiscal 2003.

A.J. WRIGHT:

DOLLARS IN MILLIONS	FISCAL YEAR ENDED JANUARY		
	2002	2001	2000
Net sales	$157.3	$ 83.2	$ 43.3
Operating (loss)	$(11.8)	$(15.0)	$(14.4)
Percent increase in same store sales	18%	19%	N/A
Stores in operation at end of period	45	25	15

A.J. Wright increased its store base by 80% and achieved an 18% increase in same store sales during fiscal 2002 over fiscal 2001, following a 67% increase in store base and a 19% increase in same store sales in fiscal 2001 over the prior year. This chain is still in the development stages and entered new markets in the United States during fiscal 2002. As it is still in the development stages, we expect this chain to incur operating losses for the next several years. We currently plan to add 30 new stores in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES
OPERATING ACTIVITIES

Net cash provided by operating activities was $912.4 million in fiscal 2002, $556.8 million in fiscal 2001 and $595.2 million in fiscal 2000. The increase in cash provided by operations in fiscal 2002 over fiscal 2001 is largely due to our liquid inventory position and our policy of buying closer to need. The decrease in cash provided by operations in fiscal 2001 was primarily due to an increase in inventory levels offset, in part, by an increase in accrued expenses. Inventory levels as of January 27, 2001, as compared to the prior year, were higher primarily due to earlier buying for the spring season. Inventories as a percentage of sales were 13.6% in fiscal 2002, 15.2% in fiscal 2001, and 14.0% in fiscal 2000. Working capital was $800.9 million in fiscal 2002, $537.2 million in fiscal 2001 and $532.0 million in fiscal 2000. The increase in working capital in fiscal 2002 over fiscal 2001 is due to an increase in our cash position reflecting the strong cash flows from operations and proceeds from borrowings. Working capital in fiscal 2001, as compared to fiscal 2000, reflects a lower cash position offsetting increases in inventory. The cash flows from operating activities have been reduced by $8.9 million in fiscal 2002, $3.8 million for fiscal 2001 and $27.9 million for fiscal 2000, for cash expenditures charged against the store closing and restructuring reserve, and the discontinued operations reserve as discussed in more detail below.

STORE CLOSING AND RESTRUCTURING RESERVE: Our store closing and restructuring reserve relates primarily to a restructuring plan in connection with our acquisition of Marshalls in November 1995. This reserve, which was initially established at that time and was subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also includes activity relating to the closing of the T.K. Maxx stores in the Netherlands as well as several HomeGoods stores.

43

The following is a summary of the activity in the store closing and restructuring reserve for the last three fiscal years:

	FISCAL YEAR ENDED JANUARY		
IN THOUSANDS	2002	2001	2000
Balance at beginning of year	$16,792	$15,731	$44,598
Additions to the reserve	–	3,109	–
Reserve adjustments:			
Adjust Marshalls restructuring reserve	–	–	(3,000)
Adjust T.J. Maxx store closing reserve	–	–	(300)
Adjust T.K. Maxx store closing reserve	(514)	–	–
Charges against the reserve:			
Lease related obligations	(3,941)	(1,922)	(23,734)
All other charges	(206)	–	–
Net activity relating to HomeGoods closings	–	(126)	(1,833)
Balance at end of year	$12,131	$16,792	$15,731

The remaining balance in the store closing and restructuring reserve as of January 26, 2002 of $12.1 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change; however, we believe we have adequate reserves for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. We believe future spending will not have a material impact on future annual cash flows or our financial condition.

DISCONTINUED OPERATIONS RESERVE: We also have a reserve for future obligations relating to House2Home, Inc., Zayre Stores and Hit or Miss, all of which were previously owned by TJX. The reserves were established at various times, either when the operation was disposed of or subsequent to the disposition, when the operation suffered significant financial distress. These reserves reflect the estimated cost to us of obligations relating to guarantees on certain property leases of these operations.

On November 7, 2001, House2Home, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and subsequently announced its intention to liquidate the business. House2Home (formerly known as Waban, Inc. and HomeBase, Inc.) was spun–off by TJX, along with BJ's Wholesale Club in 1989. In 1997, House2Home spun–off BJ's Wholesale Club, Inc. and BJ's Wholesale Club, Inc. agreed to indemnify us for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. As a result of House2Home's bankruptcy filing, we recorded an estimated after–tax charge of $40 million (net of income taxes of $27 million), or $.14 per share, for the present value of the potential contingent lease obligations associated with up to 41 House2Home locations that we had guaranteed. We assumed a 6.5% interest rate for purposes of calculating the present value of the estimated lease obligations. The charge was recorded in the third quarter ending October 27, 2001 as a loss relating to discontinued operations. If we were liable on all 41 of the leases, the total discounted present value after–tax cost, without reflecting any mitigating factors, would be $64.6 million, net of the indemnification by BJ's Wholesale Club, Inc. versus the $40 million charge we recorded. We expect that the number and cost of the lease obligations for which we may have liability will be reduced by lease terminations, expirations, subletting, assignments, buyouts, lease modifications and other actions. We believe that our reserve appropriately reflects these possible outcomes and that any contingent liability for these leases will not have a material adverse effect on our financial condition, operating results or cash flows.

On August 20, 2001, Ames Department Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is reorganizing. In 1988, we completed the sale of our former Zayre Stores division to Ames. Ames emerged from a prior bankruptcy under a plan of reorganization in 1992. We are obligated on leases for eight properties that reverted back to us in this earlier reorganization. All of these properties have been subleased which mitigates our liability under the leases. The present value of these eight leases, discounted at 6.5% and without mitigation, is approximately $16 million on a pre–tax basis. Under the current reorganization to date, Ames has rejected an additional five leases for which we have or may have liability. The present value of these five leases, discounted at 6.5% and without mitigation, is approximately $12 million on a pre-tax basis. Our reserve balance relating to Ames is approximately $21 million. The reserve balance reflects the subleasing arrangements already in place and assumes mitigating factors will also reduce costs we may incur with respect to the other five leases. In addition to these 13 leases, we believe we are or may be contingently liable on approximately 60 to 90 leases of former Zayre stores, none of which have been rejected by Ames to date. We believe that any additional future liability with respect to these leases will be minimal. We believe that our reserve for discontinued operations is adequate to meet the costs we may incur with respect to the Ames leases and that our contingent liability for these leases will not have a material adverse effect on our financial condition, operating results or cash flows.

Our contingent obligations with respect to leases of Hit or Miss, which filed for bankruptcy and liquidated, have been substantially resolved.

The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home, Inc. The charges against the reserve during the past three years relate to the lease related obligations of the Zayre and Hit or Miss locations.

| | FISCAL YEAR ENDED JANUARY | | |
IN THOUSANDS	2002	2001	2000
Balance at beginning of year	$25,512	$27,304	$29,660
Additions to the reserve	66,528	–	–
Charges against the reserve:			
Lease related obligations	(4,090)	(1,621)	(2,150)
All other	(666)	(171)	(206)
Balance at end of year	$87,284	$25,512	$27,304

We believe our current reserve is adequate for costs we may incur relating to the obligations associated with these former operations. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. Charges against the reserve will likely be higher during the next several years due to House2Home, Inc. related obligations. We believe future spending will not have a material impact on future annual cash flows or our financial condition.

We are also contingently liable on up to 25 leases of BJ's Wholesale Club, Inc. for which BJ's Wholesale Club, Inc. is primarily liable. We believe that the likelihood of any future liability to us, with respect to these leases, is remote.

INVESTING ACTIVITIES
Our cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

| | FISCAL YEAR ENDED JANUARY | |
IN MILLIONS	2002	2001
New stores	$143.1	$112.1
Store renovations and improvements	108.6	94.0
Office and distribution centers	197.7	50.9
Capital expenditures	$449.4	$257.0

We expect that capital expenditures will approximate $485 million for fiscal year 2003. This includes $151 million for new stores, $153 million for store renovations and improvements and $181 million for our office and distribution centers. Our planned rate of new store growth on a consolidated basis is 11% for fiscal 2003. Our rate of store growth, and the related investment in our distribution center network, are the major factors in our increase in planned capital expenditures. The plan also assumes that an increased portion of our distribution center capital needs will be purchased rather than leased. These capital expenditures will be funded by operating cash flows.

Investing activities include $5.4 million for fiscal 2002 and $23.1 million for fiscal 2001 due to advances we made under a construction loan agreement, in connection with the expansion of our leased home office facility. Investing activities also include proceeds of $9.2 million in fiscal 2001 from the sale of common stock of Manulife Financial Corporation.

FINANCING ACTIVITIES
On February 13, 2001, we issued $517.5 million zero coupon convertible subordinated notes due February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. The notes are convertible into 8.5 million shares of common stock of TJX if the sale price of our common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions occur. None of these conditions existed as of January 26, 2002 and thus the shares are excluded from the diluted earnings per share calculations. The holders of the notes have the right to require us to purchase the notes in February 2004, 2007 and 2013. We may pay the purchase price in cash, our stock, or a combination of the two. At the first put date of February 13, 2002, no holders exercised the purchase option. If the holders exercise this option, we expect to fund the payment with cash, financing from our short–term credit facility, new long–term borrowings or a combination thereof. We used the proceeds for our accelerated store roll–out program, investment in our distribution center network, general corporate purposes and our common stock repurchase program.

45

In December 1999, we issued $200 million of 7.45% unsecured notes resulting in net proceeds of $198.1 million. The proceeds were used for general corporate purposes and to support our ongoing stock repurchase program. Financing activities include scheduled principal payments on long–term debt of $73,000 in fiscal 2002, $100.2 million in fiscal 2001 and $695,000 in fiscal 2000.

Our long-term debt and lease commitments as of January 26, 2002 will require cash outflows as follows

IN THOUSANDS	LONG-TERM DEBT	CAPITAL LEASE OBLIGATIONS	OPERATING LEASE COMMITMENTS	TOTAL
Fiscal Year				
2003	$ –	$ 3,726	$ 477,679	$ 481,405
2004	15,000	3,726	451,234	469,960
2005	5,000	3,726	415,572	424,298
2006	99,953	3,726	372,335	476,014
2007	-	3,726	332,016	335,742
Later Years	552,090	34,123	1,477,248	2,063,461
Total	$672,043	$52,753	$3,526,084	$4,250,880

The payment of the zero coupon convertible notes is included in "later years" and assumes the note holders will not exercise the put option available to them in fiscal 2005. The above cash outflows will be reduced by tax benefits we expect to obtain from lease obligations as they are paid.

We spent $424.2 million in fiscal 2002, $444.1 million in fiscal 2001 and $604.6 million in fiscal 2000 under our stock repurchase programs. We repurchased and retired 13.2 million shares in fiscal 2002, 22.2 million shares in fiscal 2001 and 23.6 million shares in fiscal 2000. As of January 26, 2002 we have repurchased and retired 32.7 million shares of our common stock at a cost of $805.8 million under the current $1 billion stock repurchase program. We anticipate the continuation of the stock repurchase program and will seek Board approval to purchase additional stock upon completion of our current $1 billion repurchase program.

We declared quarterly dividends on our common stock of $.045 per share in fiscal 2002, $.04 per share in fiscal 2001 and $.035 per share in fiscal 2000. Cash payments for dividends on our common stock totaled $48.3 million in fiscal 2002, $44.7 million in fiscal 2001 and $42.7 million in fiscal 2000. Financing activities also include proceeds of $65.2 million for fiscal 2002, $26.1 million for fiscal 2001 and $9.3 million for fiscal 2000 from the exercise of employee stock options. These stock option exercises also provided tax benefits of $30.6 million in fiscal 2002, $15.9 million in fiscal 2001 and $11.7 million in fiscal 2000, which are included in cash provided by operating activities.

On April 10, 2002 our Board of Directors approved a two–for–one stock split to be distributed on May 8, 2002. The stock split will require retroactive restatement of all historical per share data in the first quarter of fiscal 2003. See Note P to the consolidated financial statements for unaudited pro forma information.

We traditionally have funded our seasonal merchandise requirements through cash generated from operations, short–term bank borrowings and the issuance of short–term commercial paper. As of January 26, 2002 we had a $500 million five–year revolving credit agreement, scheduled to expire in September 2002, and a $250 million 364–day revolving credit agreement scheduled to expire in July 2002. Subsequent to the year ended January 26, 2002, we entered into new agreements for a $350 million five–year revolving credit facility, and a $300 million 364–day revolving credit facility. The new credit facilities have substantially the same terms and conditions as the credit facilities they replaced. The revolving credit facilities are used as backup to our commercial paper program. As of January 26, 2002 there were no outstanding amounts under our credit facilities. The maximum amount of U.S. short–term borrowings outstanding was $39 million during fiscal 2002, $330 million during fiscal 2001 and $108 million during fiscal 2000. There were no short–term borrowings during fiscal 2002 following the issuance of the zero coupon convertible notes. The weighted average interest rate on our U.S. short–term borrowings was 5.32% in fiscal 2002, 6.82% in fiscal 2001 and 6.06% in fiscal 2000. We also have a C$20 million credit line for our Canadian operations, that had been fully utilized during fiscal 2002. The funding requirements for fiscal 2002 of our Canadian operations were largely provided by TJX. The maximum amount outstanding under all our Canadian credit lines in prior years was C$15.2 million during fiscal 2001 and C$19.2 million during fiscal 2000. Interest on this credit line is at the Canadian prime lending rate.

We believe that our current credit facilities are more than adequate to meet our operating needs. See Notes C and G to the consolidated financial statements for further information regarding our long–term debt, capital stock transactions and available financing sources.

CRITICAL ACCOUNTING POLICIES

We have the obligation to evaluate and select applicable accounting policies for TJX. We consider our most critical accounting policies that involve management estimates and judgments to be those relating to inventory valuation, accounting for taxes and to reserves for discontinued operations.

INVENTORY VALUATION: We use the retail method for valuing inventory on a first–in first–out basis. Under the retail method the cost value of inventory and gross margins are determined by calculating a cost–to–retail ratio and applying it to the retail value of inventory. This is an averaging method that is widely used in the retail industry and involves management estimates with regard to such things as markdowns and shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method permanent markdowns are reflected in the inventory valuation when the price of an item is changed. We believe the retail method results in a more conservative inventory valuation than other accounting methods. In addition, as a normal business practice we have a very specific policy as to when markdowns are to be taken, greatly reducing management estimates. Inventory shortage involves estimating a shrinkage rate for interim periods but is based on a full physical inventory at fiscal year end. Thus, to the extent that actual results are significantly different from the estimated amounts this can cause fluctuations in quarterly results but is not a factor in full year results. Overall, we believe that the retail method coupled with our disciplined permanent markdown policy results in an inventory valuation that is fairly stated.

ACCOUNTING FOR TAXES: We are continuously under audit by United States federal, state, local and foreign tax authorities in the areas of income taxes and the remittance of sales and use taxes. In evaluating the potential exposure associated with various tax filing positions, we accrue charges for possible exposures. Based on annual evaluations of tax positions, we believe we have appropriately filed our tax returns and accrued for possible exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, our effective tax rate in a given financial statement period might be materially impacted. The Company has various state tax examinations in process.

RESERVES FOR DISCONTINUED OPERATIONS: As discussed in Note L to the consolidated financial statements and elsewhere in the management's discussion and analysis, we have reserves established with regard to guarantees on leases relating to operations previously operated by TJX. These are long–term obligations and the estimated cost to us involves numerous estimates and assumptions as to how a particular obligation may ultimately be settled and what mitigating factors, including indemnification, may exist. We develop these assumptions based on past experience and by evaluating the circumstances surrounding each situation and location. Actual results may differ from these estimates but we believe that our current reserve is a reasonable estimate of the most likely outcome and that the reserve is adequate to cover the ultimate cost we will incur.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling–of–interests method. Goodwill will no longer be amortized but will be tested for impairment. Additionally, new criteria have been established that determine whether an acquired intangible asset should be recognized separately from goodwill. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We are required to implement SFAS No. 142 for our fiscal year beginning January 27, 2002 and will no longer amortize goodwill or the Marshalls tradename, which has an indefinite life, but will periodically test them for impairment. This will increase annual net income by approximately $5 million, or $.02 per share.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long–Lived Assets." The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long–lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for TJX commencing in the first quarter of fiscal 2004. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long–Lived Assets." The objectives of SFAS No. 144 are to address issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long–Lived Assets and for Long–Lived Assets to Be Disposed Of," and to develop a model for long–lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will become effective for TJX commencing in the first quarter of fiscal 2003. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

MARKET RISK

We are exposed to foreign currency exchange rate risk on our investment in our Canadian (Winners, including HomeSense) and European (T.K. Maxx) operations. As more fully described in Notes A and D to the consolidated financial statements, we hedge a significant portion of our net investment, intercompany transactions and certain merchandise purchase commitments in these operations with derivative financial instruments. We utilize currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. We do not enter into derivatives for speculative trading purposes.

FORWARD–LOOKING INFORMATION

Some statements contained in this Annual Report are forward–looking and involve a number of risks and uncertainties. Statements that address activities, events and results that we intend, expect or believe may occur in the future are forward–looking statements. Among the factors that could cause actual results to differ materially from those expressed or implied by such forward–looking statements are the following: general economic conditions including effects of terrorist incidents and military actions and consumer demand and consumer preferences; weather patterns in areas where we have concentrations of stores; competitive factors, including pressure from pricing and promotional activities of competitors; the impact of excess retail capacity and the availability of desirable store and distribution center locations on suitable terms; recruiting quality sales associates; the availability, selection and purchasing of attractive merchandise on favorable terms; our ability to effectively manage inventory levels; potential disruptions in supply and duties, tariffs and quotas on imported merchandise, as well as economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in our foreign operations; expansion of our store base, development of new businesses and application of our off–price strategies in foreign countries; our acquisition and divestiture activities; our ultimate liability with respect to leases relating to discontinued operations including indemnification and other factors affecting or mitigating our liability; and other factors that may be described in our filings with the Securities and Exchange Commission. We do not undertake to publicly update or revise our forward–looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Price Range of Common Stock

TJX's common stock is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 2002 and fiscal 2001 are as follows:

QUARTER	FISCAL 2002		FISCAL 2001	
	HIGH	LOW	HIGH	LOW
First	$33.75	$27.51	$24.56	$13.94
Second	$35.15	$30.41	$22.38	$16.00
Third	$37.00	$29.60	$26.31	$15.81
Fourth	$41.15	$32.50	$31.50	$22.50

The approximate number of common shareholders at January 26, 2002 was 46,700.

TJX declared four quarterly dividends of $.045 per share for fiscal 2002 and $.04 per share for fiscal 2001.

Selected Quarterly Financial Data (Unaudited)

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Fiscal Year Ended January 26, 2002				
Net sales	$2,270,895	$2,487,622	$2,741,769	$3,208,712
Gross earnings[1]	584,279	592,918	681,773	727,106
Income from continuing operations	123,671	111,908	149,498	155,320
Diluted earnings per share	.44	.40	.54	.56
Net income	123,671	111,908	109,498	155,320
Diluted earnings per share	.44	.40	.40	.56
Fiscal Year Ended January 27, 2001				
Net sales	$2,108,116	$2,258,174	$2,461,411	$2,751,305
Gross earnings[1]	554,076	555,876	653,663	627,267
Income from continuing operations	130,580	114,033	158,274	135,179
Diluted earnings per share	.44	.39	.56	.48
Net income	130,580	114,033	158,274	135,179
Diluted earnings per share	.44	.39	.56	.48

(1) Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

Board of Directors

Bernard Cammarata
Chairman of the Board,
The TJX Companies, Inc.

David A. Brandon
Chairman of the Board and
Chief Executive Officer,
Domino's, Inc.

Gary L. Crittenden
Executive Vice President and
Chief Financial Officer,
American Express Company

Gail Deegan
Executive in Residence,
Simmons School of Management
Babson College

Edmond J. English
President and
Chief Executive Officer,
The TJX Companies, Inc.

Dennis F. Hightower
Retired Business Executive

Richard Lesser
Senior Corporate Advisor,
The TJX Companies, Inc.

John F. O'Brien
Lead Director,
The TJX Companies, Inc.
President and
Chief Executive Officer,
Allmerica Financial Corporation

Robert F. Shapiro
Partner,
Klingenstein, Fields & Co., L.L.C.

Willow B. Shire
Executive Consultant,
Orchard Consulting

Fletcher H. Wiley
Executive Vice President and
General Counsel,
PRWT Services, Inc.

Committees of the Board of Directors

EXECUTIVE COMMITTEE
Bernard Cammarata, Chairman
Edmond J. English
John F. O'Brien
Robert F. Shapiro

AUDIT COMMITTEE
Fletcher H. Wiley, Chairman
David A. Brandon
Gail Deegan
Dennis F. Hightower
John F. O'Brien, ex-officio

EXECUTIVE COMPENSATION COMMITTEE
Robert F. Shapiro, Chairman
Dennis F. Hightower
John F. O'Brien, ex-officio
Willow B. Shire

FINANCE COMMITTEE
Gary L. Crittenden, Chairman
David A. Brandon
Gail Deegan
Edmond J. English
John F. O'Brien, ex-officio

DIRECTORS AND CORPORATE GOVERNANCE COMMITTEE
Willow B. Shire, Chairperson
John F. O'Brien, ex-officio
Robert F. Shapiro
Fletcher H. Wiley

49

Corporate Officers

Bernard Cammarata
Chairman of the Board

Edmond J. English
President and Chief Executive Officer

EXECUTIVE VICE PRESIDENTS
Donald G. Campbell
Chief Financial Officer

Peter A. Maich
Group Executive

Carol Meyrowitz
President, The Marmaxx Group

Alex Smith
Group Executive, International

SENIOR VICE PRESIDENTS
Alfred Appel
Corporate Tax and Risk Management

Arnold S. Barron
Chief Operating Officer,
The Marmaxx Group

Joseph K. Birmingham
Real Estate

Paul Butka
Chief Information Officer,
Corporate Systems

Robert Cataldo
Corporate Chief Information Officer

Robert J. Hernandez
Chief Technology Officer

Christina Lofgren
Property Development

Jay H. Meltzer
General Counsel and Secretary

Michael Skirvin
Corporate Controller

George Sokolowski
Marketing

VICE PRESIDENTS
Mario Andrade
Nancy Bakacs
Susan Beaumont
Don Christensen
Elaine Espinola
Mark Factor
James Ferry
Thomas Flanagan, Jr.
Robert K. Goehle
Mark O. Jacobson
Louis Julian
Barbara Kamens
Paul Kangas
Miriam Lahage
Sherry Lang
Ann McCauley
Paul McDonald
Dennis Najjar
Stanley Oldfield
Jeanne Pratt
Irving Ritz
Lisa Schwartz
Curtis Strom
Mark Walker
David J. Weiner
Martin Whitmore, Sr.

TREASURER
Mary B. Reynolds

Divisional Management

THE MARMAXX GROUP*

Edmond J. English
Chairman

Carol Meyrowitz
President

EXECUTIVE VICE PRESIDENTS
Arnold S. Barron
Chief Operating Officer

Ernie Herrman
Merchandising

David J. Weiner
Finance and Distribution Services

SENIOR VICE PRESIDENTS
Douglas Benjamin
Inventory Management

Robert Garofalo
Store Operations

Scott Goldenberg
Finance

Herbert S. Landsman
Merchandising

Peter Lindenmeyer
Distribution Services

Louis Luciano
Merchandising

Bruce Margolis
Human Resources

Richard Sherr
Merchandising

Michael Tilley
Store Operations

50

VICE PRESIDENTS
Denise Adams
Stanley Adler
James Beatrice
James Buckley
Norman Cantin
Christopher Cason
Daniel Cline
Karen Coppola
Joseph DiRoberto
Joseph Domenick
Robert Dugan
Thomas Eye
Amy Fardella
Gery Fischer
Prentice Gove
Norm Hallock
Kerry Hamilton
Linda Hansen
Isabel Hart
Steven Holden
James Keenan
Patrick Kelly
Lee Kleinman
Celine Lewis
Laurie Lyman
Robert MacLea
Nancy Maher
Michael Manoogian
Michael E. McGrath
Andrew Miller
Timothy Miner
Douglas Mizzi
Tom Morin
Jennifer Nargesian
Michael O'Connell
Maryann Parizo
Christine Potter
Fred Rapp
Fred Snyder
Douglas Systrom
Simon Tuma
Sally Whitworth
Claudia Winkle

* Designates combined internal
  organization of T.J. Maxx and Marshalls.

WINNERS

Alex Smith
Chairman

David Margolis
President

EXECUTIVE VICE PRESIDENT
Michael MacMillan
Finance, Systems and Distribution

SENIOR VICE PRESIDENTS
Heather Arts
Merchandising

Connie McCulloch
Merchandising, HomeSense

Russ Schaller
Store Operations

VICE PRESIDENTS
Regina Albanese
David Bradley
Frank Cartella
Ken Flynn
Suzanne Haslam
Karen Heye
Karen Marchi
Ron Owczar
Laura Penso
Selma Rotman
Jeffrey Ryckman
Stuart Wood

HOMEGOODS

Peter A. Maich
Chairman

Jerome R. Rossi
President

SENIOR VICE PRESIDENTS
Lisa Panattoni
Merchandising

Colin W. Wren
Store Operations

VICE PRESIDENTS
Margie Bynoe
Ken Canestrari
Victor Hernandez

T.K. MAXX

Alex Smith
Chairman

Paul Sweetenham
President

EXECUTIVE VICE PRESIDENTS
Gordon Bullock
Store Operations,
Property Development and
Human Resources

David Hendry
Finance, Systems and Distribution

VICE PRESIDENTS
Sandy Andrews
Roger Bannister
Deborah Dolce
Bill Downing
Mark Gray
Jane Marriott
Cathy Phillips
Alan Porte
Jenny Sergeant
Patrick Turnbull

A.J. WRIGHT

Peter A. Maich
Chairman

George A. Iacono
President

SENIOR VICE PRESIDENT
Robert Arnold
Administration and Operations

VICE PRESIDENTS
Carlton Aird
Thomas J. Francis

51

Store Locations (at January 26, 2002)

	UNITED STATES			
	T.J. MAXX	MARSHALLS	HOMEGOODS	A.J. WRIGHT
Alabama	12	5	–	–
Arizona	9	6	1	–
Arkansas	6	–	–	–
California	53	77	5	–
Colorado	10	6	–	–
Connecticut	24	21	8	3
Delaware	3	3	–	–
District of Columbia	1	–	–	–
Florida	51	47	12	–
Georgia	28	22	4	–
Idaho	1	–	–	–
Illinois	35	36	7	–
Indiana	10	5	–	3
Iowa	4	1	–	–
Kansas	4	3	–	–
Kentucky	10	3	3	–
Louisiana	6	6	–	–
Maine	5	1	2	1
Maryland	9	16	3	3
Massachusetts	44	41	15	11
Michigan	30	13	4	5
Minnesota	12	10	2	–
Mississippi	5	2	–	–
Missouri	10	7	–	–
Montana	1	–	–	–
Nebraska	2	1	–	–
Nevada	4	5	–	–
New Hampshire	11	7	3	–
New Jersey	19	33	8	1
New Mexico	3	2	–	–
New York	41	41	8	3
North Carolina	20	15	2	–
North Dakota	3	–	–	–
Ohio	34	13	7	6
Oklahoma	3	1	–	–
Oregon	5	3	–	–
Pennsylvania	37	23	3	3
Puerto Rico	–	14	2	–
Rhode Island	5	4	2	2
South Carolina	11	8	2	–
South Dakota	1	–	–	–
Tennessee	18	9	1	–
Texas	31	41	–	–
Utah	6	–	–	–
Vermont	2	–	1	–
Virginia	25	20	2	4
Washington	10	5	–	–
West Virginia	1	1	1	–
Wisconsin	12	5	4	–
Total Stores	687	582	112	45

The HomeGoods store locations include the HomeGoods portion of a T.J. Maxx 'N More or a Marshalls Mega–Store.

	CANADA WINNERS AND HOMESENSE
Alberta	18
Manitoba	4
Ontario *	69
Quebec	21
Nova Scotia	3
Saskatchewan	2
British Columbia	16
New Brunswick	3
Newfoundland	1
Prince Edward Island	1
Total Stores	138

* Includes seven HomeSense stores

	EUROPE T.K. MAXX
United Kingdom	98
Republic of Ireland	3
Total Stores	101

Shareholder Information

TRANSFER AGENT AND REGISTRAR

COMMON STOCK
The Bank of New York
1-866-606-8365

ADDRESS SHAREHOLDER INQUIRIES TO:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

E-mail address: Shareowner-svcs@bankofny.com
The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

TRUSTEES

PUBLIC DEBENTURES
7% Promissory Notes
7.45% Promissory Notes
Bank One Trust Company, N.A.

Zero Coupon Convertible Subordinated Notes
The Bank of New York

AUDITORS

PricewaterhouseCoopers LLP

INDEPENDENT COUNSEL

Ropes & Gray

FORM 10-K

Information concerning the Company's operations and financial position is provided in this report and in the Form 10–K filed with the Securities and Exchange Commission. A copy of the 10–K may be obtained without charge by accessing the Company's website at www.tjx.com or by writing or calling:

The TJX Companies, Inc.
Investor Relations
770 Cochituate Road
Framingham, MA 01701
(508) 390-2323

INVESTOR RELATIONS

Analysts and investors seeking financial data about the Company are asked to visit our corporate website at www.tjx.com or to contact:

Sherry Lang, Vice President,
Investor and Public Relations
(508) 390-2323

ANNUAL MEETING

The 2002 annual meeting will be held at 11:00 a.m. on Tuesday, June 4, 2002 at The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts.

EXECUTIVE OFFICES

Framingham, Massachusetts 01701

FOR THE STORE NEAREST YOU, CALL:

T.J. Maxx: 1-800-2-TJMAXX
Marshalls: 1-800-MARSHALLS
Winners: 1-800-646-WINN (in Canada)
HomeGoods: 1-800-614-HOME
T.K. Maxx: Talking Pages 0800 600 900 (in the U.K.)
A.J. Wright: 1-888-SHOPAJW
HomeSense: 1-866-HOME707 (in Canada)

VISIT OUR DIVISIONAL WEBSITES:

www.tjmaxx.com
www.marshallsonline.com
www.tkmaxx.com

The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(508) 390-1000
www.tjx.com

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